Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-232417

Prospectus Supplement

(to the Short Form Base Shelf Prospectus Dated July 3, 2019)

US$1,350,000,000

CANADIAN IMPERIAL BANK OF COMMERCE

US$600,000,000 Floating Rate Senior Notes due 2023

US$750,000,000 0.500% Senior Notes due 2023

The US$600,000,000 Floating Rate Senior Notes due 2023 (the “Floating Rate Notes”) offered by this prospectus supplement (this “Prospectus Supplement”) will mature on December 14, 2023. The Floating Rate Notes will bear interest at a floating rate payable quarterly in arrears on March 14, June 14, September 14 and December 14, commencing on March 14, 2021. See “Description of the Notes—Interest—Floating Rate Notes.” The Floating Rate Notes are not redeemable by Canadian Imperial Bank of Commerce (the “Bank,” “CIBC” or “us”) prior to their maturity, except under the circumstances described under “Description of the Notes—Tax Redemption.”

The US$750,000,000 0.500% Senior Notes due 2023 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”) offered by this Prospectus Supplement will bear interest at a rate of 0.500% from December 14, 2020 and will mature on December 14, 2023. Interest on the Fixed Rate Notes will be payable semi-annually in arrears on June 14 and December 14 of each year, commencing on June 14, 2021. See “Description of the Notes—Interest—Fixed Rate Notes.” The Fixed Rate Notes are redeemable at any time and from time to time at the applicable redemption price discussed under the caption “Description of the Notes—Optional Redemption.” In addition, all, but not less than all, of the Fixed Rate Notes are redeemable under the circumstances described under “Description of the Notes—Tax Redemption.”

The Notes are bail-inable notes (as defined herein) and are subject to conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and to variation or extinguishment in consequence, and are subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes.

The Notes will be unsecured and unsubordinated obligations of CIBC and will constitute deposit liabilities of the Bank for the purposes of the Bank Act (Canada) (the “Bank Act”).

Each series of Notes is a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system.

Investing in the Notes involves risks. See the “Risk Factors” sections of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

	Per Floating Rate Note	Total		Per Fixed Rate Note	Total
Public Offering Price(1)	100.000%	US$	600,000,000	99.949%	US$	749,617,500
Underwriting Discount	0.250%	US$	1,500,000	0.250%	US$	1,875,000
Proceeds, before expenses, to us	99.750%	US$	598,500,000	99.699%	US$	747,742,500

(1)	Plus accrued and unpaid interest from December 14, 2020, if settlement occurs after that date.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by the Bank, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this Prospectus Supplement. The underwriters may sell Notes for less than the initial offering price of each series in circumstances described under “Underwriting.” In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting.”

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the Notes, or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus. Any representation to the contrary is a criminal offense.

The Bank is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The audited financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in Canada or resident or citizens of the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Bank is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus Supplement, may be residents of Canada and that all or a substantial portion of the assets of the Bank and such persons may be located outside the United States. See “Limitations on Enforcement of U.S. Laws against CIBC, its Management and Others” in the accompanying Short Form Base Shelf Prospectus.

The Notes offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada except in the Province of Ontario by the Canadian investment dealer affiliates of BofA Securities, Inc. and CIBC World Markets Corp. None of the underwriters is registered to sell securities in this offering in any Canadian jurisdiction and, accordingly, will only sell the Notes outside Canada, except as provided above. See “Underwriting.”

The Notes will not constitute deposits that are insured under the CDIC Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

The Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its direct and indirect participants, including Clearstream Banking S.A. and Euroclear Bank SA/NV, on or about December 14, 2020.

The Bank’s registered and head office is located in Commerce Court, Toronto, Canada M5L 1A2.

Joint Book-Running Managers

BofA Securities	CIBC Capital Markets	Citigroup	J.P. Morgan	UBS Investment Bank

Co-Managers

BNP PARIBAS	Barclays	Credit Suisse
Deutsche Bank Securities	HSBC	Wells Fargo Securities

December 7, 2020

Short Form Base Shelf Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which contains the specific terms of this offering of the Notes (as defined below) and supplements and updates certain information contained in the accompanying Short Form Base Shelf Prospectus. The second part is the accompanying Short Form Base Shelf Prospectus dated June 27, 2019, which is part of our Registration Statement on Form F-10 and for the purposes of such Form F-10 is dated July 3, 2019, the date of its effectiveness.

This Prospectus Supplement may add to, update or change the information in the accompanying Short Form Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with information in the accompanying Short Form Base Shelf Prospectus, this Prospectus Supplement will apply and will supersede that information in the accompanying Short Form Base Shelf Prospectus.

This Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus, any free writing prospectus we have authorized and the documents incorporated into each by reference include important information about us, the Notes being offered and other information you should know before investing. You should read this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus as well as the additional information described under “Available Information” in the accompanying Short Form Base Shelf Prospectus before investing in the Notes.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus or any free writing prospectus we have authorized and, if given or made, such information or representations must not be relied upon as having been authorized. The Bank has not, and the underwriters have not, authorized any other person to provide you with different information. This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this Prospectus Supplement, or that the information contained in this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

The distribution of this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and this offering of the Notes in certain jurisdictions may be restricted by law. This Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus do not constitute an offer, or an invitation on our behalf or the underwriters, or any of them, to subscribe for or purchase any of the Notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, unless otherwise stated, references to “CIBC,” the “Bank,” “we,” “us” and “our” refer to Canadian Imperial Bank of Commerce and all entities included in its consolidated financial statements, except where otherwise indicated or where the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and any free writing prospectus we have authorized, including the documents that are incorporated by reference, contain forward-looking statements within the meaning of certain securities laws. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which CIBC operates and outlook for calendar year 2020 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could.” By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition and the expectation that oil prices will remain well below year-ago levels, there is inherently more uncertainty associated with CIBC’s assumptions as compared to prior periods. A variety of factors, many of which are beyond CIBC’s control, affect CIBC’s operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, legal, conduct, regulatory and environmental and related social risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of CIBC’s risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; changes to CIBC’s credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on CIBC’s business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; potential disruptions to CIBC’s information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and CIBC’s affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; CIBC’s ability to attract and retain key employees and executives; CIBC’s ability to successfully execute CIBC’s strategies and complete and integrate acquisitions, divestitures and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and CIBC’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of CIBC’s 2020 Annual Report (as defined below), which is incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and any free writing prospectus we have authorized or the documents incorporated by reference, except as required by law.

PRESENTATION OF FINANCIAL INFORMATION

CIBC maintains its financial books and records, and prepares its consolidated financial statements, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pursuant to the rules of the U.S. Securities and Exchange Commission (the “SEC”), CIBC is permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. Generally Accepted Accounting Principles.

Additionally, the Bank publishes its consolidated financial statements in Canadian dollars. In this Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise. References to “$,” “Cdn$” and “dollars” are to Canadian dollars, and references to “US$” are to U.S. dollars.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about CIBC and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase Notes. We encourage you to read the entire Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and the documents that we have filed with the SEC and the Canadian securities regulators that are incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus prior to deciding whether to purchase Notes.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act (Canada) (the “Bank Act”). CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

Additional information with respect to CIBC’s businesses is included in the documents incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. See “Documents Incorporated by Reference” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus.

The Offering

The following summary describes the principal terms of the Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. See “Description of the Notes” for a more detailed description of the terms and conditions of the Notes.

Issuer	Canadian Imperial Bank of Commerce.

Securities Offered	US$600,000,000 aggregate principal amount of Floating Rate Senior Notes due 2023 (the “Floating Rate Notes”).

US$750,000,000 aggregate principal amount of 0.500% Senior Notes due 2023 (the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”).

Maturity Date	The Floating Rate Notes will mature on December 14, 2023.

The Fixed Rate Notes will mature on December 14, 2023.

Interest Rate	The Floating Rate Notes will bear interest at a rate per annum equal to Compounded SOFR (as defined below) plus a margin of 40 basis points.

The Fixed Rate Notes will bear interest at a rate per annum equal to 0.500%

Interest Payment Dates	Interest on the Floating Rate Notes will be payable quarterly in arrears on March 14, June 14, September 14, and December 14 of each year, beginning on March 14, 2021, and at maturity (each a “Floating Rate Notes Interest Payment Date”).

Interest on the Fixed Rate Notes will be payable semi-annually in arrears on June 14 and December 14, 2020 of each year, beginning June 14, 2021, and at maturity (each a “Fixed Rate Notes Interest Payment Date”).

Floating Rate Notes Interest Period	With respect to the Floating Rate Notes, the term “interest period” means the period commencing on any Floating Rate Notes Interest Payment Date (or, with respect to the initial interest period only, commencing on December 14, 2020) to, but excluding, the next succeeding Floating Rate Notes Interest Payment Date, and in the case of the last such period, from and including the Floating Rate Notes Interest Payment Date immediately preceding the maturity date to but not including the maturity date of the Floating Rate Notes.

U.S. Government Securities Business Day	Any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Optional Redemption	The Floating Rate Notes are not redeemable prior to maturity except under the circumstances described under “—Tax Redemption.”

The Fixed Rate Notes may be redeemed at any time prior to maturity, as a whole or in part, at the Bank’s option, at any time and from time to time on at least 30 days’, but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

•	100% of the principal amount of the Fixed Rate Notes to be redeemed; and

•

the sum of the present values of the Remaining Scheduled Payments of principal and interest discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), with respect to such Fixed Rate Notes at a rate equal to the sum of the Treasury Rate (as defined below) plus 5 basis points;

plus, in each case, accrued and unpaid interest on the Fixed Rate Notes to be redeemed to, but excluding, the redemption date. Any redemption or notice may, at our discretion, be subject to one or more conditions precedent and, at our discretion, the redemption date may be delayed until such time as any or all such conditions precedent included at our discretion shall be satisfied (or waived by us) or the redemption date may not occur and such notice may be rescinded if all such conditions precedent included at our discretion shall not have been satisfied (or waived by us). See “Description of the Notes—Optional Redemption.”

Tax Redemption	The Bank may redeem the Notes of each series at its option in whole but not in part, in the circumstances described under “Description of the Notes—Tax Redemption.” This redemption would be at 100% of the principal amount, together with accrued and unpaid interest on the Notes of the applicable series to, but excluding, the redemption date. See “Description of the Notes—Tax Redemption.”

Ranking	The Notes will be our unsecured and unsubordinated obligations and will rank equally with all our other unsecured and unsubordinated debt, including deposit liabilities, other than certain statutory claims in accordance with applicable law, and prior to all of our subordinated debt. See “Description of the Notes—General.”

Canadian Bail-In Powers Acknowledgment	The Notes are bail-inable notes. See “Description of the Notes—Agreement with Respect to the Exercise of Canadian Bail-in Powers.”

Form and Denomination

We will issue the Notes of each series in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company (“DTC”). Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Clearstream Banking S.A. and Euroclear Bank SA/NV will hold interests on behalf of their participants through their respective U.S. depositaries, which in turn will hold such interests in accounts as participants of DTC. Except in the limited circumstances described in this Prospectus Supplement, owners of beneficial interests in the Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered holders of Notes under the Indenture (as defined below). The Notes will be issued only in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof. See “Description of the Notes—Book-Entry System; Delivery and Form.”

Further Issues	The Bank may from time to time, without giving notice to or seeking the consent of the holders of the Notes of a series offered hereby, issue additional debt securities having the same terms as the Notes of such series (except for the issue date and, in some cases, the public offering price and the first interest payment date) and ranking equally and ratably with the Notes of such series. Any additional debt securities having such same terms, together with the Notes of a series offered hereby, will constitute a single series of securities under the Indenture. See “Description of the Notes—Further Issues.”

Use of Proceeds	The net proceeds from this offering will be added to the Bank’s funds and will be used for general corporate purposes. See “Use of Proceeds.”

Material U.S. Federal Income Tax Considerations	See “Material U.S. Federal Income Tax Considerations.”

Material Canadian Federal Income Tax Considerations	See “Material Canadian Federal Income Tax Considerations.”

Risk Factors	Investing in the Notes involves risks. See “Risk Factors” in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus for a description of certain risks you should consider before investing in the Notes.

Governing Law	The Indenture is, and the Notes will be, governed by and construed in accordance with the laws of the State of New York (other than with respect to the ranking of the Notes and the provisions relating to the bail-in acknowledgment of holders and beneficial owners of Notes described under “Description of the Notes—Special Provisions Related to Bail-in Regime—Agreement with Respect to the Exercise of Canadian Bail-in Powers,” which will be governed by and construed in accordance with the laws of the Province of Ontario and the applicable laws of Canada).

Trustee	The Bank of New York Mellon.

Calculation Agent (Floating Rate Notes)	The Bank of New York Mellon

CUSIP / ISIN:

Floating Rate Notes:	13607GRT3/US13607GRT30

Fixed Rate Notes:	13607GRS5/US13607GRS56

RISK FACTORS

An investment in the Notes is subject to certain risks. Before deciding whether to invest in the Notes, investors should carefully consider the risks set out herein, in the accompanying Short Form Base Shelf Prospectus and incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. These risks are not the only ones the Bank faces. Additional risks not presently known to the Bank or that it currently deems immaterial may also impair its business operations and even the risks described below may adversely affect its business in ways it has not described or does not currently anticipate. The Bank’s business, financial condition or results of operations could be materially adversely affected by any of these risks. In such case, you may lose all or part of your original investment.

Our credit ratings may not reflect all the risks of your investment in the Notes; downgrades or other changes in our credit ratings could affect our financial results and reduce the market value of the Notes.

The Bank’s credit ratings are an assessment by rating agencies of the Bank’s ability to pay its debts and deposit liabilities when due. These credit ratings may not reflect the potential impact of risks relating to the structure or marketing of the Notes; additional factors discussed in this Prospectus Supplement, in the accompanying Short Form Base Shelf Prospectus or in the documents incorporated by reference herein or therein; and other factors that may affect the value of the Notes. Ratings are not a recommendation to buy, sell or hold any security and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

The value of the Notes will be affected by the general creditworthiness of the Bank. Prospective investors should consider the categories of risks identified and discussed in CIBC’s 2020 Annual Report, which is incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus, including credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risks. There is no assurance that the credit ratings assigned to the Notes or the Bank will remain in effect for any period of time or that they will not be lowered. Real or anticipated changes in credit ratings on the Bank’s deposit liabilities may affect the market value of the Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank’s liquidity, business, financial condition or results of operations and, therefore, the Bank’s ability to make payments on the Notes could be adversely affected.

The Indenture contains limited covenants and does not limit the Bank’s ability to incur future indebtedness, pay dividends, repurchase securities or engage in other activities, which could adversely affect the Bank’s ability to pay its obligations under the Notes.

The Indenture does not contain any financial covenants and contains only limited restrictive covenants. In addition, the Indenture does not limit the Bank’s or its subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. Except to the extent regulatory requirements affect the Bank’s decisions to issue more senior debt, there is no limit on the Bank’s ability to incur additional senior debt. The Bank’s ability to incur additional indebtedness and use its funds for any purpose in the Bank’s discretion may increase the risk that the Bank will be unable to service its debt, including paying its obligations under the Notes.

Any failure of SOFR to gain market acceptance could adversely affect the Floating Rate Notes.

According to the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York, the Secured Overnight Financing Rate (“SOFR”) was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by

U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Floating Rate Notes and the price at which investors can sell the Floating Rate Notes in the secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Floating Rate Notes, the trading price of the Floating Rate Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Floating Rate Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Floating Rate Notes may not be able to sell the Floating Rate Notes at all or may not be able to sell the Floating Rate Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

The interest rate on the Floating Rate Notes is based on a Compounded SOFR Rate and the SOFR Index, which is relatively new in the marketplace.

For each interest period, the interest rate on the Floating Rate Notes is based on Compounded SOFR, which is calculated using the SOFR Index published by the Federal Reserve Bank of New York according to the specific formula described under “Description of the Notes—Interest—Floating Rate Notes”, not the SOFR rate published on or in respect of a particular date during such interest period or an arithmetic average of SOFR rates during such period. For this and other reasons, the interest rate on the Floating Rate Notes during any interest period will not necessarily be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an interest period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to Compounded SOFR used to calculate the interest payable on the Floating Rate Notes on the Floating Rate Interest Payment Date for such interest period.

Very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the Compounded SOFR rate used in the Floating Rate Notes may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Floating Rate Notes.

Compounded SOFR with respect to a particular Floating Rate Interest Period will only be capable of being determined near the end of the relevant interest period.

The level of Compounded SOFR applicable to a particular interest period and, therefore, the amount of interest payable with respect to such interest period will be determined on the Floating Rate Interest Payment Determination Date (as defined herein) for such interest period. Because each such date is near the end of such interest period, you will not know the amount of interest payable on the Floating Rate Notes with respect to a particular interest period until shortly prior to the related Floating Rate Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Floating Rate Interest Payment Date. In addition, some investors may be unwilling or unable to trade the Floating Rate Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Floating Rate Notes.

The SOFR Index may be modified or discontinued and the Floating Rate Notes may bear interest by reference to a rate other than Compounded SOFR, which could adversely affect the value of the Floating Rate Notes.

The SOFR Index is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time. There can be no guarantee, particularly given its relatively recent introduction, that the SOFR Index will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Floating Rate Notes. If the manner in which the SOFR Index is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Floating Rate Notes and the trading prices of the Floating Rate Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR Index or SOFR data in its sole discretion and without notice. The interest rate for the Floating Rate Notes for any interest period will not be adjusted for any modifications or amendments to the SOFR Index or SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.

If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of the SOFR Index, then the interest rate on the Floating Rate Notes will no longer be determined by reference to the SOFR Index, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under the caption “Description of the Notes—Interest—Floating Rate Notes.”

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the calculation agent. In addition, the terms of the Floating Rate Notes expressly authorize the calculation agent to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “interest period”, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the Floating Rate Notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Floating Rate Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Floating Rate Notes, the return on the Floating Rate Notes and the price at which you can sell such Floating Rate Notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of Compounded SOFR, the Benchmark Replacement may not be the economic equivalent of Compounded SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as Compounded SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for Compounded SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Floating Rate Notes, the return on the Floating Rate Notes and the price at which you can sell the Floating Rate Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Floating Rate Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Floating Rate Notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

The calculation agent will make determinations with respect to the Floating Rate Notes.

The calculation agent will make certain determinations with respect to the Floating Rate Notes as further described under the caption “Description of the Notes—Interest—Floating Rate Notes.” In addition, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the calculation agent will make certain determinations with respect to the Floating Rate Notes in the calculation agent’s sole discretion as further described under the caption “Description of the Notes—Interest—Floating Rate Notes.” Any decision by the calculation agent will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we object. The calculation agent may be us or one of our affiliates. Notwithstanding anything else herein, the calculation agent shall not be required to exercise discretion to determine if a Benchmark Transition Event has occurred or to determine the Benchmark Replacement or Benchmark Replacement Conforming Changes and shall be directed by us in connection with each of the foregoing

Any determination, decision or election pursuant to the benchmark replacement provisions not made by the calculation agent will be made by us. Any of these determinations may adversely affect the value of the Floating Rate Notes, the return on the Floating Rate Notes and the price at which you can sell such Floating Rate Notes. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to Compounded SOFR or the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the value of the Floating Rate Notes, the return on the Floating Rate Notes and the price at which you can sell such Floating Rate Notes. For further information regarding these types of determinations, see “Description of the Notes—Interest—Floating Rate Notes.”

Your ability to transfer the Notes may be limited by the absence of an active trading market, and there is no assurance that an active trading market will develop for the Notes.

Each series of the Notes is a new issue of securities for which there is no established market. The Bank does not intend to apply for listing or quotation of the Notes on any securities exchange or automated quotation system. While the underwriters have informed the Bank that they intend to make a market in each series of the Notes, the underwriters will not be obligated to do so and may stop their market making at any time. In addition, any market-making activities will be subject to limits under U.S. Federal securities laws. These factors may affect the pricing of the Notes in any secondary market, the transparency and availability of trading prices and the liquidity of the Notes. There can be no assurance that an active trading market will develop for any series of Notes after the offering, or if developed, that such a market will be sustained at the offering price of the Notes of such series.

The Bank may choose to redeem the Fixed Rate Notes prior to maturity.

The Bank may redeem some or all of the Fixed Rate Notes at any time and from time to time as described under the caption “Description of the Notes—Optional Redemption.” Although the Fixed Rate Notes contain make-whole provisions designed to compensate you for the lost value of your Fixed Rate Notes if the Bank redeems your Fixed Rate Notes prior to maturity, the make-whole provisions are only an approximation of this lost value and may not adequately compensate you. Furthermore, depending on prevailing interest rates at the time of any such redemption, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate as high as the interest rate of the Fixed Rate Notes being redeemed or at an interest rate that would otherwise compensate you for any lost value as a result of any redemption of Fixed Rate Notes.

Future trading prices of the Notes will depend on many factors and the Notes may trade at a discount from their initial offering price.

Future trading prices of the Notes will depend on many factors, including prevailing interest rates, foreign exchange movements, the market for similar securities, general economic conditions and the Bank’s financial condition, performance, prospects and other factors. If any of the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price.

Investors in the United States may have difficulty bringing actions and enforcing judgments against the Bank and others based on securities law civil liability provisions.

The Bank is organized under the federal laws of Canada and its principal executive office is located in the Province of Ontario. Many of the directors and officers of the Bank and some of the experts named in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus and the documents incorporated by reference herein and therein are residents of Canada or otherwise reside outside the United States, and a substantial portion of their assets and those of the Bank are located outside the United States. As a result it may be difficult for investors in the United States to bring an action against such directors, officers or experts or to enforce against those persons or the Bank a judgment obtained in a United States court predicated upon the civil liability provisions of federal securities laws or other laws of the United States.

The Notes will be subject to risks, including non-payment in full or conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates, under Canadian bank resolution powers.

Under Canadian bank resolution powers, the CDIC may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more orders of the Governor in Council (Canada), each of which we refer to as an “Order,” including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. As part of the Canadian bank resolution powers, certain provisions of, and regulations under, the Bank Act, the CDIC Act and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) as domestic systemically important banks, which include the Bank. We refer to those domestic systemically important banks as “D-SIBs.” See “Description of the Notes—Canadian Bank Resolution Powers” for a description of the Canadian bank resolution powers, including the bail-in regime.

If the CDIC were to take action under the Canadian bank resolution powers with respect to the Bank, this could result in holders or beneficial owners of the Notes being exposed to losses and conversion of the Notes in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates, which we refer to as a “bail-in conversion.” Subject to certain exceptions discussed under “Description of the Notes—Canadian Bank Resolution Powers,” senior debt issued on or after September 23, 2018, with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and that has been assigned a CUSIP or ISIN or similar identification number, is subject to bail-in conversion (“bail-inable notes”). The Notes are “bail-inable notes.”

Upon a bail-in conversion, if your Notes or any portion thereof are converted into common shares of the Bank or any of its affiliates, you will be obligated to accept those common shares, even if you do not at the time consider the common shares to be an appropriate investment for you, and despite any change in the Bank or any of its affiliates, or the fact that the common shares may be issued by an affiliate of the Bank, or any disruption to or lack of a market for the common shares or disruption to capital markets generally.

As a result, you should consider the risk that you may lose all of your investment, including the principal amount plus any accrued interest, if the CDIC were to take action under the Canadian bank resolution powers, including the bail-in regime, and that any remaining outstanding notes, or common shares of the Bank or any of its affiliates into which the Notes are converted, may be of little value at the time of a bail-in conversion and thereafter.

The Indenture will provide only limited acceleration and enforcement rights for the Notes and includes other provisions intended to qualify the Notes as TLAC.

In connection with the bail-in regime, the Office of the Superintendent of Financial Institutions’ guideline (the “TLAC Guideline”) on Total Loss Absorbing Capacity (“TLAC”) applies to and establishes standards for D-SIBs, including the Bank. Under the TLAC Guideline, beginning November 1, 2021, the Bank is required to maintain a minimum capacity to absorb losses composed of unsecured external long-term debt that meets the prescribed criteria or regulatory capital instruments to support recapitalization in the event of a failure. The Notes and regulatory capital instruments that meet certain prescribed criteria, which are discussed under “Description of the Notes—Canadian Bank Resolution Powers,” will constitute TLAC of the Bank.

In order to comply with the TLAC Guideline, the Indenture provides that, with respect to the Notes, acceleration will only be permitted (i) if we default in the payment of the principal of, or interest on, the Notes and, in each case, the default continues for longer than 30 business days, or (ii) certain bankruptcy, insolvency or reorganization events occur.

Holders and beneficial owners of the Notes may only exercise, or direct the exercise of, the rights described under “Description of the Notes—Events of Default—Remedies If an Event of Default Occurs” where an Order has not been made under Canadian bank resolution powers pursuant to subsection 39.13(1) of the CDIC Act in respect of the Bank. Notwithstanding the exercise of those rights, the Notes will continue to be subject to bail-in conversion until repaid in full.

The Indenture also provides that holders or beneficial owners of the Notes will not be entitled to exercise, or direct the exercise of, any set-off or netting rights with respect to the Notes. In addition, where an amendment, modification or other variance that can be made to the Indenture or the Notes as described in the accompanying Short Form Shelf Base Prospectus under “Description of Debt Securities—Modification and Waiver of the Debt Securities” would affect the recognition of the Notes by the Superintendent as TLAC, that amendment, modification or variance will require the prior approval of the Superintendent.

The circumstances surrounding a bail-in conversion are unpredictable and can be expected to have an adverse effect on the market price of the Notes.

The decision as to whether the Bank has ceased, or is about to cease, to be viable is a subjective determination by the Superintendent that is outside the control of the Bank. Upon a bail-in conversion, the interests of depositors and holders of liabilities and securities of the Bank that are not converted will effectively all rank in priority to the portion of the Notes that are converted. In addition, except as provided for under the compensation process, the rights of holders in respect of the Notes that have been converted will rank on parity with other holders of common shares of the Bank (or, as applicable, common shares of the affiliate whose common shares are issued on the bail-in conversion).

There is no limitation on the type of Order that may be made where it has been determined that the Bank has ceased, or is about to cease, to be viable. As a result, you may be exposed to losses through the use of Canadian bank resolution powers other than bail-in conversion or in liquidation. See “ —The Notes will be subject to risks, including non-payment in full or conversion in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates, under Canadian bank resolution powers.” above.

Because of the uncertainty regarding when and whether an Order will be made and the type of Order that may be made, it will be difficult to predict when, if at all, the Notes could be converted into common shares of the Bank or any of its affiliates, and there is not likely to be any advance notice of an Order. As a result of this uncertainty, trading behavior in respect of the Notes may not follow trading behavior associated with convertible or exchangeable securities or, in circumstances where the Bank is trending towards ceasing to be viable, other senior debt. Any indication, whether real or perceived, that the Bank is trending towards ceasing to be viable can be expected to have an adverse effect on the market price of the Notes, whether or not the Bank has ceased, or is about to cease, to be viable. Therefore, in those circumstances, you may not be able to sell your Notes easily or at prices comparable to those of senior debt securities not subject to bail-in conversion.

The number of common shares to be issued in connection with, and the number of common shares that will be outstanding following, a bail-in conversion are unknown. It is also unknown whether the shares to be issued will be those of the Bank or one of its affiliates.

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the Notes, or other shares or liabilities of the Bank that are subject to a bail-in conversion, into common shares of the Bank or any of its affiliates, nor are there specific requirements regarding whether the Notes are converted into common shares of the Bank or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of the Notes to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime, which are discussed under “Description of the Notes—Canadian Bank Resolution Powers.”

As a result, it is not possible to anticipate the potential number of common shares of the Bank or its affiliates that would be issued in respect of any Note converted in a bail-in conversion, the aggregate number of such common shares that will be outstanding following the bail-in conversion, the effect of dilution on the common shares received from other issuances under or in connection with an Order or related actions in respect of the Bank or its affiliates or the value of any common shares you may receive for your converted Notes, which could be significantly less than the principal amount of those Notes. It is also not possible to anticipate whether shares of the Bank or shares of its affiliates would be issued in a bail-in conversion. There may be an illiquid market, or no market at all, in the common shares issued upon a bail-in conversion and you may not be able to sell those common shares at a price equal to the value of your converted Notes and as a result may suffer significant losses that may not be offset by compensation, if any, received as part of the compensation process. Fluctuations in exchange rates may exacerbate those losses.

By acquiring the Notes, you are deemed to agree to be bound by a bail-in conversion and so will have no further rights in respect of your Notes to the extent those Notes are converted in a bail-in conversion, other than those provided under the bail-in regime. Any potential compensation to be provided through the compensation process under the CDIC Act is unknown.

The CDIC Act provides for a compensation process for holders of Notes who immediately prior to the making of an Order, directly or through an intermediary, own Notes that are converted in a bail-in conversion. Given the considerations involved in determining the amount of compensation, if any, that a holder that held Notes may be entitled to following an Order, it is not possible to anticipate what, if any, compensation would be payable in such circumstances. By acquiring an interest in any Note, you are deemed to agree to be bound by a bail-in conversion and so will have no further rights in respect of your Notes to the extent those Notes are converted in a bail-in conversion, other than those provided under the bail-in regime. See “Description of the Notes—Canadian Bank Resolution Powers” for a description of the compensation process under the CDIC Act.

Following a bail-in conversion, holders or beneficial owners that held Notes that have been converted will no longer have rights against the Bank as creditors.

Upon a bail-in conversion, the rights, terms and conditions of the portion of Notes that are converted, including with respect to priority and rights on liquidation, will no longer apply as the portion of converted Notes will have been converted on a full and permanent basis into common shares of the Bank or any of its affiliates ranking on parity with all other outstanding common shares of that entity. If a bail-in conversion occurs, then the interest of the depositors, other creditors and holders of liabilities of the Bank not bailed in as a result of the bail-in conversion will all rank in priority to those common shares.

Given the nature of the bail-in conversion, holders or beneficial owners of Notes that are converted will become holders or beneficial owners of common shares at a time when the Bank’s and potentially its affiliates’ financial condition has deteriorated. They may also become holders or beneficial owners of common shares at a time when the relevant entity may have received or may receive a capital injection or equivalent support with terms that may rank in priority to the common shares issued in a bail-in conversion with respect to payment of dividends, rights on liquidation or other terms although there is no certainty that any such capital injection or support will be forthcoming.

USE OF PROCEEDS

The net proceeds to the Bank from the sale of the Notes, after deducting the expenses of the offering and the underwriting discount, are estimated to be approximately US$1,345 million. The net proceeds will be added to the Bank’s funds and will be used for general corporate purposes.

DESCRIPTION OF THE NOTES

The following summary description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description set forth under the heading “Description of Debt Securities” in the accompanying Short Form Base Shelf Prospectus and should be read in conjunction with such description. This description does not purport to be complete and is qualified in its entirety by reference to all provisions of the Notes and the indenture, dated as of September 14, 2010 (the “Base Indenture”), between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of April 2, 2019 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Bank and the Trustee. As used in this description, the terms “CIBC,” “the Bank,” “we,” “us” and “our” refer only to Canadian Imperial Bank of Commerce and not to any of its subsidiaries. All capitalized terms used under this heading “Description of the Notes” that are not defined herein have the meanings ascribed thereto in the accompanying Short Form Base Shelf Prospectus.

General

The following is a description of the terms of the US$600,000,000 aggregate principal amount of Floating Rate Notes and the US$750,000,000 aggregate principal amount of Fixed Rate Notes offered by this Prospectus Supplement (which are referred to in the accompanying Short Form Base Shelf Prospectus, as “Debt Securities”). The Notes will constitute our unsecured and unsubordinated obligations and will constitute deposit liabilities of the Bank for purposes of the Bank Act and will rank equally with all of our other unsecured and unsubordinated debt including deposit liabilities, other than certain statutory claims in accordance with applicable law, and prior to all of our subordinated debt.

Payment of principal and interest on the Notes will be made in U.S. dollars. We will pay interest, principal and any other money due on the Notes at the corporate trust office of The Bank of New York Mellon or such other office as may be agreed upon. Holders of Notes must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

The Notes are not entitled to the benefits of any sinking fund.

The Notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess of such amount. Upon issuance, the Notes of each series will be represented by one or more fully registered global notes. Each global note will be deposited with, or on the behalf of, DTC, as depositary. Beneficial interests in the Notes will be shown on, and transfers thereof will be affected only through, the book-entry records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. See “Legal Ownership and Book-Entry Issuance” in the accompanying Short Form Base Shelf Prospectus.

Maturity Date

The Floating Rate Notes will mature on December 14, 2023. The Fixed Rate Notes will mature on December 14, 2023.

Interest

Floating Rate Notes

The Floating Rate Notes will bear interest from and including December 14, 2020. The Bank will pay interest on the Floating Rate Notes quarterly in arrears on March 14, June 14, September 14 and December 14 of each year, beginning on March 14, 2021 (each, a “Floating Rate Interest Payment Date”), and at maturity. Interest will be payable on each Floating Rate Interest Payment Date to the person in whose name the Floating

Rate Notes are registered at the close of business on the preceding February 28, May 31, August 31 or November 30, whether or not a business day. However, the Bank will pay interest at maturity to the person to whom the principal is payable.

If any Floating Rate Interest Payment Date falls on a day that is not a business day for the Floating Rate Notes, the Bank will postpone the making of such interest or principal payment to the next succeeding business day (and interest thereon will continue to accrue to but excluding such succeeding business day), unless the next succeeding business day is in the next succeeding calendar month, in which case such Floating Rate Interest Payment Date shall be the immediately preceding business day and interest shall accrue to but excluding such preceding business day. If the maturity date or a redemption date for the Floating Rate Notes would fall on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, but no additional interest shall accrue and be paid unless we fail to make payment on such next succeeding business day.

Interest on the Floating Rate Notes will accrue from and including December 14, 2020, to but excluding the first Floating Rate Interest Payment Date, and then from and including each Floating Rate Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Floating Rate Interest Payment Date or maturity, as the case may be.

The interest rate on the Floating Rate Notes for each interest period will be equal to Compounded SOFR (as defined herein) plus a margin of 40 basis points.

As further described herein, on each Floating Rate Interest Payment Determination Date relating to the applicable Floating Rate Interest Payment Date, the calculation agent will calculate the amount of accrued interest payable on the Floating Rate Notes for each interest period by multiplying (i) the outstanding principal amount of the Floating Rate Notes by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in such interest period (as defined below) divided by 360.

The regular record dates for the Floating Rate Notes will be the close of business on the day immediately preceding each Floating Rate Interest Payment Date (or, if the Floating Rate Notes are held in definitive form, the 15th calendar day preceding each Floating Rate Interest Payment Date, whether or not a business day).

In no event will the interest on the Floating Rate Notes be less than zero.

The term “interest period” means the period commencing on any Floating Rate Interest Payment Date for the Floating Rate Notes (or, with respect to the initial interest period only, commencing on December 14, 2020) to, but excluding, the next succeeding Floating Rate Interest Payment Date for the Notes, and in the case of the last such period, from and including the Floating Rate Interest Payment Date immediately preceding the maturity date to but not including such maturity date.

Secured Overnight Financing Rate and the SOFR Index

SOFR is published by the Federal Reserve Bank of New York and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.

The SOFR Index is published by the Federal Reserve Bank of New York and measures the cumulative impact of compounding SOFR on a unit of investment over time, with the initial value set to 1.00000000 on April 2, 2018, the first value date of SOFR. The SOFR Index value reflects the effect of compounding SOFR each business day and allows the calculation of compounded SOFR averages over custom time periods.

The Federal Reserve Bank of New York notes on its publication page for the SOFR Index that use of the SOFR Index is subject to important limitations, indemnification obligations and disclaimers, including that the

Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of the SOFR Index at any time without notice.

Compounded SOFR

The interest rate on the Floating Rate Notes for each interest period will be equal to Compounded SOFR (as defined herein) plus a margin of 40 basis points. “Compounded SOFR” will be determined by the calculation agent in accordance with the following formula:

(	SOFR IndexEnd	– 1)	x	360
	SOFR IndexStart			d

where:

“SOFR IndexStart = The SOFR Index value on the day which is two U.S. Government Securities Business Days preceding the first date of the relevant interest period;

“SOFR IndexEnd = The SOFR Index value on the Floating Rate Interest Payment Determination Date relating to the applicable Floating Rate Interest Payment Date (or in the final interest period, the maturity date); and

“d” is the number of calendar days in the relevant Observation Period.

For purposes of determining Compounded SOFR, “SOFR Index” means, with respect to any U.S. Government Securities Business Day:

(1) the SOFR Index published for such U.S. Government Securities Business Day as such value appears on the Federal Reserve Bank of New York’s Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); or

(2) if the SOFR Index specified in (1) above does not so appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then Compounded SOFR shall be the rate determined pursuant to the “SOFR Index Unavailability” provisions below.

Notwithstanding anything to the contrary in the documentation relating to the Floating Rate Notes, if the calculation agent determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred with respect to determining Compounded SOFR, then the benchmark replacement provisions set forth will thereafter apply to all determinations of the rate of interest payable on the Floating Rate Notes.

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest payable for each interest period on the Floating Rate Notes will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and the applicable margin.

SOFR Index Unavailability.

If a SOFR IndexStart or SOFR IndexEnd is not published on the associated Floating Rate Interest Payment Determination Date and a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, “Compounded SOFR” means, for the applicable interest period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the Federal Reserve Bank of New York’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information.

For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day, “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the Federal Reserve Bank of New York’s Website.

Effect of Benchmark Transition Event

(a) Benchmark Replacement. If we determine or the calculation agent in consultation with us determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Floating Rate Notes in respect of such determination on such date and all determinations on all subsequent dates.

(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the calculation agent will have the right to make Benchmark Replacement Conforming Changes from time to time.

(c) Decisions and Determinations. Any determination, decision or election that may be made by the calculation agent in consultation with us or made by us pursuant to the benchmark replacement provisions described herein, including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•

will be conclusive and binding absent manifest error, may be made in the calculation agent’s sole discretion, and, notwithstanding anything to the contrary in this Prospectus Supplement and the accompanying prospectus relating to the Floating Rate Notes;

•	if made by us, will be made in our sole discretion;

•	if made by the calculation agent, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we object; and

•	shall become effective without consent from any other party.

Any determination, decision or election pursuant to the benchmark replacement provisions not made by the calculation agent in consultation with us will be made by us on the basis as described above. The calculation agent shall have no liability for not making any such determination, decision or election. In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the benchmark replacement provisions set forth in this pricing supplement. In no event shall the calculation agent, if other than us or one of our affiliates, be responsible for determining any substitute for SOFR. or for making any adjustments to any alternative benchmark or spread thereon, the business day convention, interest determination dates or any other relevant methodology for calculating any such substitute or successor benchmark. In connection with the foregoing, the calculation agent will be entitled to conclusively rely on any determinations made by us and will have no liability for such actions taken at our direction. Neither the Trustee nor the calculation agent, if other than us or one of our affiliates, shall have any liability for any determination made by or on behalf of us in connection with a Benchmark Transition Event or Benchmark Replacement.

Certain Defined Terms. As used herein:

“Benchmark” means, initially, Compounded SOFR, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR (or the published SOFR Index used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)

the sum of: (a) an alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3)

provided that if (i) the Benchmark Replacement cannot be determined in accordance with clause (1) or (2) above as of the Benchmark Replacement Date or (ii) we or the calculation agent at our direction shall have determined that the ISDA Fallback Rate determined in accordance with clause (2) above is not an industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time, then the Benchmark Replacement shall be the sum of: (a) the alternate rate of interest that has been selected by us as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the calculation agent as of the Benchmark Replacement Date:

(1)

the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)

the spread adjustment (which may be a positive or negative value or zero) that has been selected by us giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of interest period, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other administrative matters) that we decide may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the calculation agent decides that adoption of any portion of such market practice is not administratively feasible or if we determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we determine is reasonably practicable).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)

in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to Benchmark also include any reference rate underlying such Benchmark.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)

a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)

a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Floating Rate Interest Payment Determination Date” means the date two U.S. Government Securities Business Days before each Floating Rate Interest Payment Date.

“Observation Period” means, in respect of each interest period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such interest period to, but excluding, the date two U.S. Government Securities Business Days preceding the Floating Rate Interest Payment Date for such interest period.

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.

“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.

“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded SOFR, the SOFR Index Determination Time, as such time is defined above, and (2) if the

Benchmark is not Compounded SOFR, the time determined by the calculation agent in accordance with the Benchmark Replacement Conforming Changes.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

Fixed Rate Notes

The Fixed Rate Notes will bear interest from and including December 14, 2020 at a rate of 0.500% per annum. We will pay interest on the Fixed Rate Notes semi-annually in arrears on June 14 and December 14 of each year, commencing on June 14, 2021 (each, a “Fixed Rate Interest Payment Date”). Interest on the Fixed Rate Notes will be payable on each Fixed Rate Interest Payment Date to the persons in whose names the Fixed Rate Notes are registered at the close of business on the preceding May 31 or November 30, as the case may be, whether or not a business day. However, we will pay interest on the maturity date to the same persons to whom the principal will be payable. If any Fixed Rate Interest Payment Date or the maturity date falls on a day that is not a business day, the interest will be paid on the next following business day (and no interest will be paid in respect of the delay). A “business day” means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in the city of New York, New York or Toronto, Ontario.

Interest on the Fixed Rate Notes will accrue from and including their issue date to, but excluding, the first Fixed Rate Interest Payment Date and then from and including each Fixed Rate Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Fixed Rate Interest Payment Date or the maturity date, as the case may be.

Interest on the Fixed Rate Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Optional Redemption

The Floating Rate Notes are not redeemable prior to maturity except under the circumstances described under “—Tax Redemption.”

The Bank may redeem the Fixed Rate Notes at any time prior to maturity, as a whole or in part, at its option, at any time and from time to time on at least 30 days’, but not more than 60 days’, prior notice provided (or otherwise transmitted in accordance with DTC procedures) to each holder of the Fixed Rate Notes to be redeemed. The redemption price will be calculated by the Bank and will be equal to the greater of

•	100% of the principal amount of the Fixed Rate Notes to be redeemed; and

•

the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the redemption date, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate plus 5 basis points;

plus, in each case, accrued and unpaid interest on the principal amount of the Fixed Rate Notes to be redeemed to, but excluding, the redemption date.

Notwithstanding the foregoing, installments of interest on the Fixed Rate Notes that are due and payable on Fixed Rate Interest Payment Dates falling on or prior to a redemption date will be payable on the Fixed Rate Interest Payment Date to the registered holders as of the close of business on the relevant record date according to the Fixed Rate Notes and the Indenture.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by the Investment Bank (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the Fixed Rate Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Fixed Rate Notes.

“Comparable Treasury Price” means, with respect to any redemption date for the Fixed Rate Notes, (1) the average of the Reference Treasury Dealer Quotations (as defined below) for such redemption date after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Investment Bank obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Investment Bank” means CIBC World Markets Corp. or its successors, or, if such firm is not willing and able to select the applicable Comparable Treasury Issue, an investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means: (i) each of BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a “Primary Treasury Dealer,” the Bank will substitute another Primary Treasury Dealer; and (ii) two other Primary Treasury Dealers selected by the Bank.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Fixed Rate Notes, the average, as determined by the Investment Bank, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Investment Bank by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to the Fixed Rate Notes to be redeemed, the remaining scheduled payments of principal of and interest on such Fixed Rate Notes that would be due after the related redemption date through maturity (not including any portion of payments of interest accrued as of the redemption date). If that redemption date is not a Fixed Rate Interest Payment Date with respect to the Fixed Rate Notes, the amount of the next succeeding scheduled interest payment on the Fixed Rate Notes will be reduced by the amount of interest accrued on the Fixed Rate Notes to the redemption date.

“Treasury Rate” means, with respect to any redemption date for the Fixed Rate Notes, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolation (on a day count basis) of the interpolated Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, as determined by us or the Investment Bank.

On and after the redemption date, interest will cease to accrue on the Fixed Rate Notes or any portion of the Fixed Rate Notes called for redemption, unless we default in the payment of the redemption price and accrued interest. On or before the redemption date, we will deposit with our paying agent or the trustee money sufficient to pay the redemption price of and accrued interest on the Fixed Rate Notes to be redeemed on that date.

Any redemption or notice may, at our discretion, be subject to one or more conditions precedent and, at our discretion, the redemption date may be delayed until such time as any or all such conditions precedent included at our discretion shall be satisfied (or waived by us) or the redemption date may not occur and such notice may be rescinded if all such conditions precedent included at our discretion shall not have been satisfied (or waived by us).

Any such redemption or purchase will require the prior approval of the Superintendent if the redemption would result in the Bank not meeting the TLAC requirements applicable to it pursuant to the TLAC Guideline.

Further Issues

The Indenture does not limit the amount of notes, debentures or other evidences of indebtedness that the Bank may issue thereunder and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. The Bank may from time to time, without giving notice to or seeking the consent of the holders of the Notes offered hereby, issue additional debt securities having the same terms as the Notes of a series (except for the issue date and, in some cases, the public offering price and the first interest payment date) and ranking equally and ratably with the Notes of such series. Any additional debt securities having such same terms, together with the Notes of a series, will constitute a single series of securities under the Indenture, including for purposes of voting and redemptions. No such additional debt securities may be issued if an “event of default” (as such term is defined in the accompanying Short Form Base Shelf Prospectus) has occurred and is continuing with respect to the Notes of a series.

Payment of Additional Amounts

Subject to the exceptions described below, all payments of principal or interest made by or on behalf of the Bank under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereafter “Canadian taxes”), unless the Bank is required to withhold or deduct Canadian taxes by law or by the official interpretation or administration thereof. If the Bank is so required to withhold or deduct any amount for or on account of Canadian taxes from any payment of principal or interest made under or with respect to the Notes, the Bank will pay to each holder of Notes as additional interest such additional amounts (“additional amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian taxes on such additional amounts) will not be less than the amount such holder would have received if such Canadian taxes had not been withheld or deducted, except as described below. However, no additional amounts will be payable with respect to a payment made to a holder of Notes (such holder, an “excluded holder”) in respect of the beneficial owner thereof:

•

with which the Bank does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of the making of such payment or which is entitled to the payment in respect of a debt or obligation to pay an amount to a person with which the Bank does not deal at arm’s length for the purpose of the Income Tax Act (Canada), at the time of making such payment;

•

which is, or which does not deal at arm’s length with a person who is, a “specified shareholder” (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Bank (generally a person will be a “specified shareholder” for this purpose if that person, either alone or together with persons with whom the person does not deal at arm’s length for the purpose of the Income Tax Act (Canada), owns or has the right to acquire or control 25% or more of (a) the Bank’s voting shares, or (b) the fair market value of all of the Bank’s shares);

•

which is subject to such Canadian taxes by reason of the holder being or having been a resident, domiciliary or national of, engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

•

which is subject to such Canadian taxes by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes;

•	with respect to any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment, levy, duty, impost or other governmental charge;

•

which is a fiduciary or partnership or person other than the sole beneficial owner of such payment to the extent that the Canadian taxes would not have been imposed on such payment had such holder been the sole beneficial owner of such Notes; or

•

which is in respect of any tax imposed under Sections 1471 through 1474 of the United States Internal Revenue Code of 1986 (or any amended or successor provisions), any current or future regulations or official interpretations thereunder or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the United States Internal Revenue Code of 1986, any applicable intergovernmental agreement entered into in connection with the implementation of the foregoing and any fiscal or regulatory legislation, rules or official practices adopted pursuant to any such intergovernmental agreement.

The Bank will also:

•	make such withholding or deduction; and

•	remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Bank will furnish to the Trustee and holders of Notes, within 60 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by the Bank to the relevant taxation authority.

The Bank will indemnify and hold harmless each holder of Notes (other than an excluded holder) from and against, and upon written request reimburse each such holder for the amount (excluding any additional amounts that have previously been paid by the Bank with respect thereto) of:

•	any Canadian taxes so levied or imposed and paid by such holder as a result of payments of principal or interest made by or on behalf of the Bank under or with respect to the Notes;

•	any penalties and interest arising therefrom or with respect thereto; and

•	any Canadian taxes imposed with respect to any reimbursement under the preceding two bullet points, but excluding any such Canadian taxes on such holder’s net income or capital.

In any event, no additional amounts or indemnity amounts will be payable under the provisions described above in respect of any Note in excess of the additional amounts and the indemnity amounts which would be required if, at all relevant times, the holder of such Note were a resident of the United States for purposes of and was entitled to all of the benefits of the Canada-U.S. Income Tax Convention (1980), as amended, including any protocols thereto. As a result of the limitation on the payment of additional amounts and indemnity amounts discussed in the preceding sentence, the additional amounts or indemnity amounts received by certain holders of Notes may be less than the amount of Canadian taxes withheld or deducted or the amount of Canadian taxes (and related amounts) levied or imposed giving rise to the obligation to pay the indemnity amounts, as the case may be, and, accordingly, the net amount received by such holders of Notes will be less than the amount such holders would have received had there been no such withholding or deduction in respect of Canadian taxes or had such Canadian taxes (and related amounts) not been levied or imposed.

Wherever in the Indenture governing the terms of the Notes there is mentioned, in any context, the payment of principal, interest, if any, or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable in respect thereof.

In the event of the occurrence of any transaction or event resulting in a successor to the Bank, all references to Canada in the preceding paragraphs of this subsection shall be deemed to be references to the jurisdiction of organization of the successor entity.

Tax Redemption

The Bank (or its successor) may redeem the Notes of a series at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•

as a result of any change (including any announced prospective change) in or amendment (including any announced proposed amendment) to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes of such series as described under “—Payment of Additional Amounts”; or

•

on or after the date of this Prospectus Supplement (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes of such series;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes of a series pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the principal amount of the Notes to be redeemed.

Notice of intention to redeem the Notes of a series will be given to holders of the Notes of such series not more than 45, nor less than 30, days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

Any such redemption or purchase will require the prior approval of the Superintendent if the redemption would result in the Bank not meeting the TLAC requirements applicable to it pursuant to the TLAC Guideline.

Events of Default

Under the Indenture, for each series of the Notes, “event of default” means any of the following:

•	we default in the payment of the principal of, or interest on, any Note of such series and, in each case, the default continues for longer than 30 business days; or

•	certain bankruptcy, insolvency or reorganization events occur; or

•	any other event of default provided with respect to the Notes of such series.

An event of default regarding the Notes of a series will not cause an event of default regarding any other series of Notes. For purposes of this section and the section “Description of Debt Securities—Events of Default— Remedies If an Event of Default Occurs” of the accompanying Short Form Shelf Base Prospectus, with respect to the Notes, “series” refers to notes having identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

See “ —Remedies If an Event of Default Occurs” for details about your rights if an event of default occurs. A bail-in conversion will not constitute a default or an event of default under the Indenture.

Special Provisions Related to Bail-in Regime

Agreement with Respect to the Exercise of Canadian Bail-in Powers

By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to (i) agree to be bound, in respect of that Note, by the CDIC Act, including the conversion of that Note, in whole or in part—by means of a transaction or series of transactions and in one or more steps—into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that Note in consequence, and by the application of the laws the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that Note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in clauses (i) and (ii) above, are binding on that holder or beneficial owner despite any provisions in the Indenture or that Note, any other law that governs that Note and any other agreement, arrangement or understanding between that holder or beneficial owner and the Bank with respect to that Note.

Holders and beneficial owners of any Note will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of any Note, each holder or beneficial owner of that Note is deemed to irrevocably consent to the converted portion of the principal amount of that Note and any accrued and unpaid interest thereon being deemed paid in full by the Bank by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the Trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

No Set-Off or Netting Rights

Holders and beneficial owners of Notes will not be entitled to exercise, or direct the exercise of, any set-off or netting rights with respect to their Notes.

Approval of Redemption, Repurchases and Defeasance; Amendments and Modifications

Where the redemption, repurchase or any defeasance or covenant defeasance with respect to the Notes would result in the Bank not meeting the TLAC requirements applicable to it pursuant to the TLAC Guideline, that redemption, repurchase, defeasance or covenant defeasance will be subject to the prior approval of the Superintendent.

Where an amendment, modification or other variance that can be made to the Indenture or the Notes as described in the accompanying Short Form Shelf Base Prospectus under “Description of Debt Securities—Modification and Waiver of the Debt Securities” would affect the recognition of the Notes by the Superintendent as TLAC, that amendment, modification or variance will require the prior approval of the Superintendent.

Remedies If an Event of Default Occurs

Holders and beneficial owners of Notes may only exercise, or direct the exercise of, the rights described in the accompanying Short Form Shelf Base Prospectus under “Description of Debt Securities—Events of Default—Remedies If an Event of Default Occurs” if the Governor in Council (Canada) has not made an order under Canadian bank resolution powers pursuant to subsection 39.13(1) of the CDIC Act in respect of the Bank. Notwithstanding the exercise of those rights, the Notes will continue to be subject to bail-in conversion until repaid in full.

Trustee and Trustee’s Duties

The Trustee will undertake certain procedures and seek certain remedies in the event of an event of default or a default. See “Description of Debt Securities—Events of Default” in the accompanying Short Form Shelf Base Prospectus. However, by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to acknowledge and agree that the bail-in conversion will not give rise to a default or event of default for purposes of Section 315(b) (Notice of Defaults) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act.

By its acquisition of an interest in any Note, each holder or beneficial owner of that Note, to the extent permitted by the Trust Indenture Act, is deemed to waive any and all claims, in law and/or in equity, against the Trustee, for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee will not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the bail-in regime.

Additionally, by its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to acknowledge and agree that, upon a bail-in conversion or other action pursuant to the bail-in regime with respect to any Note,

•

the Trustee will not be required to take any further directions from holders of Notes under Section 512 (Control by Holders) of the Indenture, which section authorizes holders of a majority in aggregate outstanding principal amount of the Notes to direct certain actions relating to the Notes; and

•	the Indenture will not impose any duties upon the Trustee whatsoever with respect to a bail-in conversion or such other action pursuant to the bail-in regime.

Notwithstanding the foregoing, if, following the completion of a bail-in conversion, the Notes remain outstanding (for example, if not all Notes are converted), then the Trustee’s duties under the Indenture will remain applicable with respect to those Notes following such completion to the extent that the Bank and the Trustee will agree pursuant to a supplemental indenture or an amendment to the Indenture; provided, however, that notwithstanding the bail-in conversion, there will at all times be a trustee for the Notes in accordance with the Indenture, and the resignation and/or removal of the Trustee, the appointment of a successor trustee and the rights of the Trustee or any successor trustee will continue to be governed by the Indenture, including to the extent no additional supplemental indenture or amendment to the Indenture is agreed upon in the event the Notes remain outstanding following the completion of the bail-in conversion.

DTC—Bail-in Conversion

Upon a bail-in conversion, we will provide a written notice to DTC and the holders of Notes through DTC as soon as practicable regarding such bail-in conversion. We will also deliver a copy of such notice to the Trustee for information purposes.

By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to have authorized, directed and requested DTC and any direct participant in DTC or other intermediary through which it holds such Note to take any and all necessary action, if required, to implement the bail-in conversion or other action pursuant to the bail-in regime with respect to that Note, as it may be imposed on it, without any further action or direction on the part of that holder or beneficial owner, the Trustee or the paying agent.

Subsequent Holders’ Agreement

Each holder or beneficial owner of a Note that acquires an interest in a Note in the secondary market and any successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of any holder or beneficial owner is deemed to acknowledge, accept, agree to be bound by and consent to the same provisions specified herein to the same extent as the holders or beneficial owners that acquired an interest in the Notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Notes related to the bail-in regime.

Canadian Bank Resolution Powers

General

Under Canadian bank resolution powers, the CDIC may, in circumstances where the Bank has ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be granted broad powers by one or more Orders, including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank. As part of the Canadian bank resolution powers, certain provisions of, and regulations under, the Bank Act, the CDIC Act and certain other Canadian federal statutes pertaining to banks, which we refer to collectively as the “bail-in regime,” provide for a bank recapitalization regime for banks designated by the Superintendent as D-SIBs, which include the Bank.

The expressed objectives of the bail-in regime include reducing government and taxpayer exposure in the unlikely event of a failure of a D-SIB, reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are responsible for the D-SIBs’ risks and not taxpayers, and preserving financial stability by empowering the CDIC to quickly restore a failed D-SIB to viability and allow it to remain open and operating, even where the D-SIB has experienced severe losses.

Under the CDIC Act, in circumstances where the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and viability cannot be restored or preserved by exercise of the Superintendent’s powers under the Bank Act or in other circumstances specified in the CDIC Act, the Superintendent, after providing the Bank with a reasonable opportunity to make representations, is required to provide a report to CDIC. Following receipt of the Superintendent’s report, CDIC may request the Minister of Finance for Canada (the “Minister of Finance”) to recommend that the Governor in Council (Canada) make an Order and, if the Minister of Finance is of the opinion that it is in the public interest to do so, the Minister of Finance may recommend that the Governor in Council (Canada) make, and on that recommendation, the Governor in Council (Canada) may make, one or more of the following Orders:

•	vesting in CDIC, the shares and subordinated debt of the Bank specified in the Order, which we refer to as a “vesting order”;

•	appointing CDIC as receiver in respect of the Bank, which we refer to as a “receivership order”;

•

if a receivership order has been made, directing the Minister of Finance to incorporate a federal institution designated in the Order as a bridge institution wholly owned by CDIC and specifying the date and time as of which the Bank’s deposit liabilities are assumed, which we refer to as a “bridge bank order”; or

•

if a vesting order or receivership order has been made, directing CDIC to carry out a conversion, by converting or causing the Bank to convert, in whole or in part—by means of a transaction or series of transactions and in one or more steps—the shares and liabilities of the Bank that are subject to the bail-in regime into common shares of the Bank or any of its affiliates, which we refer to as a “conversion order.”

Following a vesting order or receivership order, CDIC will assume temporary control or ownership of the Bank and will be granted broad powers under that Order, including the power to sell or dispose of all or a part of the assets of the Bank, and the power to carry out or cause the Bank to carry out a transaction or a series of transactions the purpose of which is to restructure the business of the Bank.

Under a bridge bank order, CDIC has the power to transfer the Bank’s insured deposit liabilities and certain assets and other liabilities of the Bank to a bridge institution. Upon the exercise of that power, any assets and liabilities of the Bank that are not transferred to the bridge institution would remain with the Bank, which would then be wound up. In such a scenario, any liabilities of the Bank, including any outstanding Notes, that are not assumed by the bridge institution could receive only partial or no repayment in the ensuing wind-up of the Bank.

Upon the making of a conversion order, prescribed shares and liabilities under the bail-in regime that are subject to that conversion order will, to the extent converted, be converted into common shares of the Bank or any of its affiliates, as determined by CDIC. Subject to certain exceptions discussed below, senior debt issued on or after September 23, 2018, with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and that has been assigned a CUSIP or ISIN or similar identification number is subject to a bail-in conversion. Shares, other than common shares, and subordinated debt of the Bank are also subject to a bail-in conversion, unless they are non-viability contingent capital.

Shares and liabilities which would otherwise be bail-inable but were issued before September 23, 2018 are not subject to a bail-in conversion unless, in the case of any such liability, including any notes, the terms of that liability are amended to increase the principal amount or to extend the term to maturity on or after September 23, 2018, and that liability, as amended, meets the requirements to be subject to a bail-in conversion. Covered bonds, certain derivatives and certain structured notes (as such term is used under the bail-in regime) are expressly excluded from a bail-in conversion. Under the bail-in regime, a structured note means a debt obligation, which specifies that the obligation’s stated term to maturity, or a payment to be made by its issuer, is determined in whole or in part by reference to an index or reference point (including the performance or value of an entity or asset, the market price of a security, commodity, investment fund or financial instrument, an interest rate, and the exchange rate between two currencies) or contains any other type of embedded derivative or similar feature. However, the following debt obligations are not structured notes for the purposes of the bail-in regime: (a) a debt obligation in respect of which the stated term to maturity, or a payment to be made by its issuer, is determined in whole or principally by reference to the performance of a security of that issuer; and (b) a debt obligation that specifies that the return on the debt obligation is determined by a fixed or floating interest rate or a fixed spread above or below a fixed or floating interest rate, regardless of whether the return is subject to a minimum interest rate or whether the interest rate changes between fixed and floating, has no other terms affecting the stated term to maturity or the return on the debt obligation, with the exception of the right of the issuer to redeem the debt obligation or the right of the holder or issuer to extend its term to maturity, and is payable in cash. To the extent that any notes constitute structured notes (as such term is used under the bail-in regime) they will not be bail-inable notes.

As a result, claims of some creditors whose claims would otherwise rank equally with those of the holders holding the Notes would be excluded from a bail-in conversion and thus the holders and beneficial owners of the Notes will have to absorb losses ahead of these other creditors as a result of the bail-in conversion. The terms and conditions of the bail-in conversion will be determined by CDIC in accordance with and subject to certain requirements discussed below.

Bail-in Conversion

Under the bail-in regime there is no fixed and pre-determined contractual conversion ratio for the conversion of the Notes, or other shares or liabilities of the Bank that are subject to a bail-in conversion, into common shares of the Bank or any of its affiliates nor are there specific requirements regarding whether liabilities subject to a bail-in conversion are converted into common shares of the Bank or any of its affiliates. CDIC determines the timing of the bail-in conversion, the portion of bail-inable shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in regime. Those parameters include that:

•	in carrying out a bail-in conversion, CDIC must take into consideration the requirement in the Bank Act for banks to maintain adequate capital;

•

CDIC must use its best efforts to ensure that shares and liabilities subject to a bail-in conversion are only converted after all subordinate ranking shares and liabilities that are subject to a bail-in conversion and any subordinate non-viability contingent capital instruments have been previously converted or are converted at the same time;

•

CDIC must use its best efforts to ensure that the converted part of the liquidation entitlement of a share subject to a bail-in conversion, or the converted part of the principal amount and accrued and unpaid interest of a liability subject to a bail-in conversion, is converted on a pro rata basis for all shares or liabilities subject to a bail-in conversion of equal rank that are converted during the same restructuring period;

•

holders of shares and liabilities that are subject to a bail-in conversion must receive a greater number of common shares per dollar of the converted part of the liquidation entitlement of their shares, or the converted part of the principal amount and accrued and unpaid interest of their liabilities, than holders of any subordinate shares or liabilities subject to a bail-in conversion that are converted during the same restructuring period or of any subordinate non-viability contingent capital that is converted during the same restructuring period;

•

holders of shares or liabilities subject to a bail-in conversion of equal rank that are converted during the same restructuring period must receive the same number of common shares per dollar of the converted part of the liquidation entitlement of their shares or the converted part of the principal amount and accrued and unpaid interest of their liabilities; and

•

holders of shares or liabilities subject to a bail-in conversion must receive, if any non-viability contingent capital of equal rank to the shares or liabilities is converted during the same restructuring period, a number of common shares per dollar of the converted part of the liquidation entitlement of their shares, or the converted part of the principal amount and accrued and unpaid interest of their liabilities, that is equal to the largest number of common shares received by any holder of the non-viability contingent capital per dollar of that capital.

Compensation Regime

The CDIC Act provides for a compensation process for holders of Notes who immediately prior to the making of an Order, directly or through an intermediary, own Notes that are converted in a bail-in conversion. While this process applies to successors of those holders it does not apply to assignees or transferees of the holder following the making of the Order and does not apply if the amounts owing under the relevant Notes are paid in full.

Under the compensation process, the compensation to which such holders are entitled is the difference, to the extent it is positive, between the estimated liquidation value and the estimated resolution value of the Notes minus the estimated value of the losses attributable to the conversion, if the Notes are converted into common shares in accordance with their terms. The liquidation value is the estimated value the holders of the Notes would have received if an order under the Winding-up and Restructuring Act (Canada) had been made in respect of the Bank, as if no Order had been made and without taking into consideration any assistance, financial or otherwise, that is or may be provided to the Bank, directly or indirectly, by CDIC, the Bank of Canada, the Government of Canada or a province of Canada, after any order to wind up the Bank has been made.

The resolution value in respect of the Notes is the aggregate estimated value of the following: (a) the Notes, if they are not held by CDIC and they are not converted, after the making of an Order, into common shares under a bail-in conversion; (b) common shares that are the result of a bail-in conversion after the making of an Order; (c) any dividend or interest payments made, after the making of the Order, with respect to the Notes to any person other than CDIC; and (d) any other cash, securities or other rights or interests that are received or to be received with respect to the Notes as a direct or indirect result of the making of the Order and any actions taken in furtherance of the Order, including from CDIC, the Bank, the liquidator of the Bank, if the Bank is wound up, the liquidator of a CDIC subsidiary incorporated or acquired by order of the Governor in Council (Canada) for the purposes of facilitating the acquisition, management or disposal of real property or other assets of the Bank that CDIC may acquire as the result of its operations that is liquidated or the liquidator of a bridge institution if the bridge institution is wound up.

In connection with the compensation process, CDIC is required to estimate the liquidation value and the resolution value in respect of the portion of converted Notes and is required to consider the difference between the estimated day on which the liquidation value would be received and the estimated day on which the resolution value is, or would be, received.

CDIC must, within a reasonable period following a bail-in conversion, make an offer of compensation by notice to the relevant holders that held Notes equal to, or in value estimated to be equal to, the amount of compensation to which such holders are entitled or provide a notice stating that such holders are not entitled to any compensation. In either case, such offer or notice is required to include certain prescribed information, including important information regarding the rights of such holders to seek to object and have the compensation to which they are entitled determined by an assessor (a Canadian Federal Court judge) where holders of liabilities representing at least 10% of the principal amount and accrued and unpaid interest of the liabilities of the same class object to the offer or absence of compensation. The period for objecting is limited (45 days following the day on which a summary of the notice is published in the Canada Gazette) and failure by holders holding a sufficient principal amount plus accrued and unpaid interest of affected Notes to object within the prescribed period will result in the loss of any ability to object to the offered compensation or absence of compensation, as applicable. CDIC will pay the relevant holders the offered compensation within 135 days after the date on which a summary of the notice is published in the Canada Gazette if the offer of compensation is accepted, the holder does not notify CDIC of acceptance or objection to the offer or if the holder objects to the offer but the 10% threshold described above is not met within the aforementioned 45-day period.

Where an assessor is appointed, the assessor could determine a different amount of compensation payable, which could either be higher or lower than the original amount. The assessor is required to provide holders, whose compensation it determines, notice of its determination. The assessor’s determination is final and there are no further opportunities for review or appeal. CDIC will pay the relevant holders the compensation amount determined by the assessor within 90 days of the assessor’s notice.

By its acquisition of an interest in any Note, each holder or beneficial owner of that note is deemed to agree to be bound by a bail-in conversion and so will have no further rights in respect of that Note to the extent that Note is converted in a bail-in conversion, other than those provided under the bail-in regime.

A similar compensation process to the one set out above applies, in certain circumstances, where as a result of CDIC’s exercise of bank resolution powers, notes are assigned to an entity which is then wound-up.

TLAC Guideline

In connection with the bail-in regime, the TLAC Guideline applies to and establishes standards for D-SIBs, including the Bank. Under the TLAC Guideline, beginning November 1, 2021, the Bank is required to maintain a minimum capacity to absorb losses composed of unsecured external long-term debt that meets the prescribed criteria or regulatory capital instruments to support recapitalization in the event of a failure. The Notes and regulatory capital instruments that meet the prescribed criteria will constitute TLAC of the Bank.

In order to comply with the TLAC Guideline, the Indenture provides for terms and conditions for the Notes necessary to meet the prescribed criteria and qualify at their issuance as TLAC instruments of the Bank under the TLAC Guideline. Those criteria include the following:

•	the Bank cannot directly or indirectly have provided financing to any person for the express purpose of investing in the Notes;

•	the Notes are not subject to set-off or netting rights;

•

the Notes must not provide rights to accelerate repayment of principal or interest payments outside of bankruptcy, insolvency, wind-up or liquidation, except that events of default relating to the non-payment of scheduled principal and/or interest payments will be permitted where they are subject to a cure period of no less than 30 business days and clearly disclose to investors that: (i) acceleration is only permitted where an Order has not been made in respect of the Bank; and (ii) notwithstanding any acceleration, the instrument continues to be subject to a bail-in conversion prior to its repayment;

•

the Notes may be redeemed or purchased for cancellation only at the initiative of the Bank and, where the redemption or purchase would lead to a breach of the Bank’s TLAC requirements, that redemption or purchase would be subject to the prior approval of the Superintendent;

•	the Notes do not have credit-sensitive dividend or coupon features that are reset periodically based in whole or in part on the Bank’s credit standing; and

•	where an amendment or variance of the Notes’ terms and conditions would affect its recognition as TLAC, that amendment or variance will only be permitted with the prior approval of the Superintendent.

Defeasance

The Fixed Rate Notes are subject to defeasance under the conditions set forth in the Indenture and described under “Description of Debt Securities—Defeasance” in the accompanying Short Form Base Shelf Prospectus.

Governing Law; Submission to Jurisdiction

The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York, except that the ranking of the Notes and the provisions relating to the bail-in acknowledgment of holders and beneficial owners of Notes described under “—Agreement with Respect to the Exercise of Canadian Bail-in Powers” above, are governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. By its acquisition of an interest in any Note, each holder or beneficial owner of that Note is deemed to attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to actions, suits and proceedings arising out of or relating to the operation of the CDIC Act and the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the Indenture and that Note.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for the Bank as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that in case an event of default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

Book-Entry System; Delivery and Form

Global Notes

We will issue the Notes of each series in the form of one or more global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking S.A., Luxembourg, which we refer to as Clearstream, or Euroclear Bank SA/NV, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.

•

Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks and trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The DTC rules applicable to its participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book—entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank SA/NV, which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this Prospectus Supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of the Bank, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in

Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the Indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or a global note.

Neither the Bank nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the Notes.

Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

The global notes of the Notes may be exchanged for Notes in certificated form only if:

(a)

DTC notifies the Bank that it is unwilling, unable or no longer qualified to continue as depositary with respect to the Notes and the Bank does not appoint another institution to act as depositary with respect to the Notes within 60 days;

(b)	if the Bank notifies the Trustee that it wishes to terminate the global note representing the Notes; or

(c)	if an event of default with respect to the Notes has occurred and has not been cured or waived.

Any Notes in certificated form issued in exchange for a global note shall be registered in such names as DTC shall direct.

TRADING PRICE AND VOLUME OF CIBC’S SECURITIES

The following chart sets out the intra-day trading price ($) and volume of CIBC’s securities on the Toronto Stock Exchange during the 12 months preceding the date of this Prospectus Supplement:

	Dec-19	Jan-20	Feb-20	Mar-20	Apr-20	May-20	Jun-20	Jul-20	Aug-20	Sep-20	Oct-20	Nov-20	Dec-20(1)
Common Shares
High	115.72	110.04	110.98	104.21	87.70	91.90	99.80	94.69	104.94	105.37	102.85	111.92	111.15
Low	107.74	107.15	100.88	67.52	76.32	77.68	88.10	89.68	92.35	98.83	97.88	99.01	109.54
Volume (‘000)	43,676	32,903	31,710	110,879	49,911	37,310	61,115	37,725	27,684	60,537	19,329	39,777	6,494

Pref Series 39
High	16.96	17.54	17.12	15.99	14.51	14.23	14.78	16.36	18.18	18.11	17.91	19.12	19.77
Low	16.12	16.8	15.65	10.05	11.79	13.26	13.39	14.00	16.15	16.80	17.09	17.25	19.14
Volume (‘000)	541	474	209	452	734	240	419	682	390	140	100	186	255

Pref Series 41
High	17.23	17.48	17.06	15.82	14.99	14.83	15.13	17.50	18.43	18.24	18.34	20.10	20.55
Low	15.90	16.79	15.61	10.15	12.10	13.76	13.99	14.65	16.26	17.32	17.43	17.85	19.76
Volume (‘000)	324	357	181	936	282	152	126	170	287	239	265	247	86

Pref Series 43
High	19.36	19.67	19.22	17.33	14.84	14.84	15.50	17.50	19.33	19.56	19.56	20.50	20.99
Low	17.98	18.65	17.30	10.18	11.90	13.70	14.30	14.90	17.25	18.25	18.53	18.86	20.50
Volume (‘000)	236	154	103	413	175	181	253	233	188	200	61	72	73

Pref Series 45
High	21.55	22.09	21.97	20.52	17.89	17.72	18.90	22.10	23.41	24.00	23.35	24.20	24.45
Low	20.85	21.28	20.40	12.26	14.00	16.65	17.46	18.35	21.55	22.68	22.85	23.00	24.00
Volume (‘000)	758	414	183	1,320	1,277	551	460	1,198	406	535	389	449	73

Pref Series 47
High	18.49	18.75	18.56	17.39	15.75	15.69	15.96	17.92	19.36	19.55	18.98	19.97	20.72
Low	17.52	18.14	17.23	11.23	12.70	14.53	14.85	15.25	17.65	18.10	18.40	18.48	19.98
Volume (‘000)	654	682	243	602	499	254	438	234	471	197	100	109	106

Pref Series 49
High	23.76	23.84	23.84	23.08	19.88	20.30	20.37	22.98	23.75	24.40	24.58	24.90	25.00
Low	23.20	23.36	23.05	13.86	16.30	19.30	19.20	19.69	22.51	23.28	23.80	24.15	25.40
Volume (‘000)	451	244	227	462	298	126	171	269	85	226	451	206	36

Pref Series 51
High	24.90	24.82	24.98	23.82	20.99	21.59	21.75	24.40	24.73	25.25	25.51	26.73	25.565
Low	24.09	24.50	23.85	14.75	17.25	20.44	20.60	20.67	23.86	24.57	25.00	25.00	25.40
Volume (‘000)	193	145	138	367	229	134	107	235	215	309	61	117	23

(1)	Up to and including December 4, 2020.

EARNINGS COVERAGE RATIO

The following ratio is calculated on the basis of amounts derived from CIBC’s consolidated financial statements prepared in accordance with IFRS for the 12-month period ended October 31, 2020. The ratio reported is not defined by IFRS and does not have any standardized meaning under IFRS and thus may not be comparable to similar measures used by other issuers.

In calculating the pro forma interest requirements, foreign currency amounts have been converted to Canadian dollars using the October 31, 2020 spot rate of $1.3321 per U.S. dollar.

In calculating the ratio, non-controlling interests were adjusted to before-tax equivalents using the applicable effective income tax rates.

Updated ratios, as required, will be filed quarterly with the applicable securities commissions or similar authorities in Canada.

CIBC’s pro forma interest requirements based on subordinated indebtedness and deposits underlying Capital Trust securities, adjusted for repurchases , new issues and redemptions, if any, subsequent to October 31, 2020, and after giving effect to the issuance of the Notes, in each case as if it has occurred at the beginning of such 12-month period, would be $199 million for the 12-month period ended October 31, 2020.

CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended October 31, 2020, were $5,078 million, which was 25.5 times CIBC’s pro forma interest requirements, as described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of a Note. This summary applies to holders only if they are a beneficial owner of a Note and acquire the Note in this offering for a price equal to the price set forth on the cover of this Prospectus Supplement (such price, the “Issue Price” of the Notes). For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more “United States persons” (as defined for U.S. federal income tax purposes), or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

For the purposes of this discussion, a “non-U.S. Holder” means a beneficial owner of a Note that, for U.S. federal income tax purposes, is an individual, corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes), trust or estate that is not a U.S. Holder.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this Prospectus Supplement and all of which are subject to change or differing interpretation (perhaps retroactively), and is for general information only. This summary addresses only beneficial owners of the Notes that hold the Notes as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and does not represent a detailed description of the U.S. federal income tax consequences to prospective purchasers of the Notes in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to prospective purchasers of the Notes that are subject to special treatment under the U.S. federal income tax laws, such as U.S. expatriates, financial institutions, real estate investment trusts, regulated investment companies, partnerships or other pass-through entities or investors in such entities, individual retirement and other tax deferred accounts, dealers and traders in securities or currencies, insurance companies, tax-exempt organizations, accrual method taxpayers that file applicable financial statements (as described in Section 451(b) of the Code), persons holding Notes as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security, and U.S. Holders whose functional currency is other than the U.S. dollar. We cannot assure holders that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a U.S. or non-U.S. partnership (including for this purpose an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Non-U.S. partnerships also generally are subject to special tax documentation requirements.

Holders should consult their own tax advisor concerning the particular U.S. federal income tax and other U.S. federal tax (such as alternative minimum tax, U.S. federal estate and gift tax, each of which is not discussed herein) consequences to them resulting from their ownership and disposition of the Notes, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

U.S. Tax Treatment of the Notes

There is no authority that specifically addresses the U.S. federal income tax treatment of an instrument such as the Notes. While bail-inable notes such as the Notes should be treated as debt for U.S. federal income tax purposes and the remainder of this discussion assumes they will be so treated, the Internal Revenue Service (the “IRS”) could assert an alternative tax treatment of the Notes for U.S. federal income tax purposes. There can be no assurance that any alternative tax treatment, if successfully asserted by the IRS would not have adverse U.S. federal income tax consequences to a holder of the Notes. Holders are urged to consult their tax advisors regarding the characterization of bail-in notes such as the Notes for U.S. federal income tax purposes.

Effect of Certain Contingencies

We may be obligated to pay holders amounts in excess of the stated interest and principal payable on the Notes, as described under “Description of Notes—Optional Redemption.” The obligation to make such contingent payments may implicate the provisions of Treasury regulations governing “contingent payment debt instruments.” If the Notes were treated as contingent payment debt instruments, holders subject to U.S. federal income taxation generally would be required to treat any gain recognized on the sale or other disposition of a Note as interest income rather than a capital gain, and the timing and amount of income inclusions on the Note may also be adversely affected. We intend to take the position, and assume in this discussion, that the Notes are not contingent payment debt instruments within the meaning of applicable Treasury regulations. Under such position, if we make any such contingent payments the timing and amount of income inclusions on the Note may be adversely affected. Our position is binding on a holder that is subject to U.S. federal income taxation, unless such holder discloses a contrary position in the manner that is required by applicable Treasury regulations. Holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

U.S. Holders

Interest. It is expected and this discussion assumes that the Notes will be issued with no more than a de minimis amount of original issue discount (“OID”). Interest paid to a U.S. Holder on a Note will be includible in the U.S. Holder’s gross income as ordinary interest income in accordance with its usual method of tax accounting. Interest on the Notes will be treated as foreign source income for U.S. federal income tax purposes. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld on interest payments may be treated as non-U.S. taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. Interest on the Notes generally will constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” As an alternative to the tax credit, a U.S. Holder may elect to deduct such taxes (the election would then apply to all non-U.S. income taxes such U.S. Holder paid or accrued in that taxable year). The rules governing the U.S. foreign tax credit are complex. U.S. Holders are urged to consult their tax advisor regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Retirement, Redemption or Other Disposition. Upon the sale, exchange, retirement, redemption or other disposition of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement, retirement or other disposition, other than accrued but unpaid interest which will be taxable as interest, and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to such U.S. Holder, and any such gain or loss will generally be capital gain or loss. For a non-corporate U.S. Holder, under current law, the maximum marginal U.S. federal income tax rate applicable to the gain will be generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder’s holding period for the Notes exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss realized on the sale, exchange, retirement, redemption or other disposition of a Note generally will be treated as U.S.

source gain or loss, as the case may be. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of a Note. The deductibility of capital losses is subject to limitations.

A tax of 3.8% is also imposed on the “net investment income” of certain individuals, trusts and estates. Among other items, net investment income generally includes gross income from interest and net gain attributable to the disposition of certain property, including debt instruments, less certain deductions. U.S. Holders should consult their own tax advisors regarding the possible implications of this tax in their particular circumstances.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting,” and under “—FATCA,” a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on interest paid in respect of the Notes, or gain recognized upon the sale, retirement, redemption or other taxable disposition of the Notes, unless (i) the interest or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States (and, if a tax treaty applies, is attributable to a permanent establishment in the United States), or (ii) in the case of gain, the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the relevant taxable year and certain other conditions are met.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements apply to certain payments of interest on an obligation and to proceeds of the sale or redemption of an obligation, to certain holders of the Notes. Information reporting generally will apply to all such payments within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder (other than an exempt recipient). The payor will be required to withhold on payments made within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder, if the holder fails to furnish its correct taxpayer identification number or otherwise establish an exemption from, backup withholding. Payments within the United States, or by a U.S. payor or U.S. middleman, of principal and interest to a non-U.S. Holder will not be subject to backup withholding and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect.

Backup withholding is not an additional tax. Holders generally will be entitled to credit any amounts withheld under the backup withholding rules against their U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Additionally, U.S. Holders that are individuals (and, to the extent provided in future regulations, certain entities) may be required to disclose information about their Notes on Form 8938—Statement of Specified Foreign Financial Assets—if the aggregate value of their Notes and their “specified foreign financial assets” exceeds US$50,000 (or other thresholds depending on the individual’s exact circumstances). Significant penalties can apply if a U.S. Holder fails to disclose its specified foreign financial assets.

FATCA

Pursuant to Sections 1471 through 1474 of the Code and regulations promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”), a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign passthru payments”) to persons (including such persons that are not beneficial owners of such payments) that fail to meet certain certification, reporting, or related requirements. CIBC is a foreign financial institution for these purposes. A number of jurisdictions (including Canada) have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Under the provisions of the Canadian IGA, a foreign financial institution in Canada would generally not be required to withhold under FATCA on payments that it makes. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as the Notes, including whether withholding would ever be required pursuant to FATCA or the Canadian IGA with respect to payments on instruments such as the Notes, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or the Canadian IGA with respect to payments on instruments such as the Notes, such withholding would not apply prior to the date that is two years after the date on which final regulations defining foreign passthru payments are published in the U.S. Federal Register and Notes issued on or prior to the date that is six months after the date on which final regulations defining “foreign passthru payments” are filed with the U.S. Federal Register generally would be “grandfathered” for purposes of FATCA withholding unless materially modified after such date. Holders should consult their own tax advisors regarding how these rules may apply to their investment in the Notes. In the event any withholding would be required pursuant to FATCA or an IGA with respect to payments on the Notes, no person will be required to pay additional amounts as a result of the withholding.

MATERIAL CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

Each fiduciary of an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each of the foregoing, a “Benefit Plan Investor”) and plans or arrangements subject to provisions under any federal, state, local or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Laws”) should consider the fiduciary standards of ERISA or Similar Laws (as applicable) in the context of the plan’s particular circumstances before authorizing an investment in a Note.

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Benefit Plan Investor and prohibit certain transactions involving the assets of a Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the management or administration of such a Benefit Plan Investor or any authority or control over the management or disposition of the assets of such a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to such a Benefit Plan Investor, is generally considered to be a fiduciary of such Benefit Plan Investor.

In considering an investment in the Notes of a portion of the assets of any Benefit Plan Investor, or any plan or arrangement subject to Similar Laws, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Benefit Plan Investor and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and/or Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition or holding of Notes by a Benefit Plan Investor with respect to which the Bank or an underwriter are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”), that may apply to the acquisition and holding of the Notes. These class exemptions include PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between a Benefit Plan Investor and a person that is a party in interest or disqualified person with respect to the Benefit Plan Investor solely by reason of providing services to the Benefit Plan Investor or a relationship with such a service provider, provided that neither the person transacting with the Benefit Plan Investor nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Benefit

Plan Investor involved in the transaction and provided further that the Benefit Plan Investor pays no more and receives no less than adequate consideration in connection with the transaction. There can be no assurance that any of the foregoing exemptions or any other exemption will be available with respect to the acquisition and holding of the Notes or that all of the conditions of any such exemptions will be satisfied.

By acceptance of a Note, each purchaser and subsequent transferee of a Note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Note constitutes assets of any Benefit Plan Investor or assets of a plan or arrangement that is subject to Similar Laws, or (ii) the purchase and holding of the Note by such purchaser or transferee will not constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code because such purchase and holding satisfies the conditions for relief under an applicable statutory, class or individual prohibited transaction exemption (or to the extent assets of a plan or arrangement that is subject to Similar Laws are being used by such purchaser or transferee to acquire and hold the Note, such purchase and holding will not constitute or result in a violation of any applicable Similar Laws).

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries of potential investors consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and Regulations thereto (collectively the “Act”) generally applicable as of the date hereof to the acquisition, holding and disposition of a Note and any common shares of the Bank or any affiliate of the Bank that is resident in Canada (for purposes of the Act) acquired on a bail-in conversion (“Common Shares”) by a purchaser who purchases the Note as beneficial owner at the time of its issuance pursuant to this Prospectus Supplement and who for the purposes of the Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Bank, and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Note; (c) acquires and holds the Note and any Common Shares as capital property; (d) does not use or hold and is not deemed to use or hold the Note or any Common Shares in, or in the course of, carrying on a business in Canada; (e) is entitled to receive all payments (including any interest and principal) made on the Note; and (f) is not a, and deals at arm’s length with any, “specified shareholder” of the Bank for purposes of the thin capitalization rules in the Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Bank’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is based upon the current provisions of the Act and an understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative policies or assessing practices, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

For the purposes of the Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only and is not intended to be, legal or tax advice to any particular purchaser. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

Notes

Subject to the discussion of a bail-in conversion in the following paragraph, no Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note to the Bank (including on a redemption, payment on maturity, repurchase or purchase for cancellation or on a disposition of Notes) or to any other person with whom such holder deals at arm’s length for purposes of the Act.

In the event that a Note held by a Non-Resident Holder is converted into Common Shares on a bail-in conversion, the amount (the “Excess Amount”), if any, by which the fair market value of the Common Shares received on the conversion exceeds the sum of: (i) the price for which the Note was issued, and (ii) any amount that is paid in respect of accrued and unpaid interest at the time of the conversion (the “Conversion Interest”), may be deemed to be interest paid to the Non-Resident Holder. There is a risk that the Excess Amount (if any)

and the Conversion Interest could be characterized as “participating debt interest” and, therefore, subject to Canadian non-resident withholding tax unless certain exceptions apply.

“Participating debt interest” is defined in the Act generally as interest (other than on a “prescribed obligation” described below) all or any portion of which is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. A “prescribed obligation” for this purpose is an “indexed debt obligation”, as defined in the Act, in respect of which no amount payable, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent upon any of the criteria described in the preceding sentence. An “indexed debt obligation” is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money.

If applicable, the rate of Canadian withholding tax would be 25% unless reduced pursuant to the terms of an applicable income tax treaty.

No other Canadian tax on income or gains will be payable by a Non-Resident Holder on interest or principal or on proceeds received by such a holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of Notes to a person with whom they are not dealing at arm’s length for purposes of the Act.

Common Shares Acquired on a Bail-in Conversion

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on Common Shares will be subject to Canadian non-resident withholding tax of 25% but such rate may be reduced under the terms of an applicable income tax treaty.

Dispositions

A Non-Resident Holder will not be subject to tax under the Act on any capital gain realized on a disposition or deemed disposition of any Common Shares unless the Common Shares constitute “taxable Canadian property” to the Non-Resident Holder for purposes of the Act at the time of their disposition, and such Non-Resident Holder is not entitled to relief pursuant to the provisions of an applicable income tax treaty.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder provided that they are listed on a designated stock exchange (which includes the TSX and NYSE) at the time of the disposition, unless, at any particular time during the 60 month period that ends at that time, the following conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the applicable issuer’s share capital and (ii) more than 50% of the fair market value of the common shares of such issuer was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) Canadian resource properties (as defined in the Act), (c) timber resource properties (as defined in the Act), and (d) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may be deemed to be “taxable Canadian property” in certain other circumstances. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisers with respect to their particular circumstances.

UNDERWRITING

BofA Securities, Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement, each underwriter named below has severally agreed to purchase, and the Bank has agreed to sell to that underwriter, on December 14, 2020, the principal amounts of Notes set forth opposite the underwriter’s name. The obligations of the underwriters under the underwriting agreement may be terminated if trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange or the Toronto Stock Exchange, trading of any securities of the Bank shall have been suspended or materially limited on any exchange or in any over-the-counter market, a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, any moratorium on commercial banking activities shall have been declared by U.S. federal, New York State, Canadian federal or Ontario provincial authorities, there shall have occurred any outbreak or escalation of hostilities involving the United States or Canada or there shall have been a declaration of a national emergency or war by the United States or Canada, or any material adverse change in financial markets in the United States or Canada, and may also be terminated upon the occurrence of certain stated events.

Underwriters	Principal Amount of Floating Rate Notes		Principal Amount of Fixed Rate Notes
BofA Securities, Inc.	US$	114,000,000	US$	142,500,000
CIBC World Markets Corp.		112,500,000		140,625,000
Citigroup Global Markets Inc.		112,500,000		140,625,000
J.P. Morgan Securities LLC		112,500,000		140,625,000
UBS Securities LLC		112,500,000		140,625,000
BNP Paribas Securities Corp.		6,000,000		7,500,000
Barclays Capital Inc.		6,000,000		7,500,000
Credit Suisse Securities (USA) LLC		6,000,000		7,500,000
Deutsche Bank Securities Inc.		6,000,000		7,500,000
HSBC Securities (USA) Inc.		6,000,000		7,500,000
Wells Fargo Securities, LLC		6,000,000		7,500,000

Total	US$	600,000,000	US$	750,000,000

The Notes are being offered by the underwriters subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters are offering the Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose initially to offer the Notes to the public at the public offering prices on the cover page of this Prospectus Supplement. The underwriters may offer the Notes to dealers at the public offering price for the Notes less a concession not in excess of 0.150% of the principal amount per Floating Rate Note and 0.150% of the principal amount per Fixed Rate Note. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.100% of the principal amount of the Floating Rate Notes and 0.100% of the principal amount of the Fixed Rate Notes to other dealers. After the initial public offering of the Notes, the underwriters may change the public offering prices and discounts to broker dealers.

The expenses of the offering, not including the underwriting discount, are estimated to be US$750,000 and are payable by the Bank.

Each series of Notes is a new issue of securities with no established trading market. We do not intend to list the Notes on any securities exchange or automated quotation system. The underwriters have advised us that they intend to make a secondary market for each series of Notes. However, they are not obligated to do so and may discontinue making a secondary market for any series of Notes at any time without notice. If a trading market develops, no assurance can be given as to how liquid that trading market for such Notes will be.

The Bank has agreed to indemnify the underwriters against liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase the Notes in the offering. Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the Notes originally sold by such broker/ dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market prices of the Notes or preventing or retarding a decline in the market prices of the Notes. As a result, the prices of the Notes may be higher than the prices that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Bank or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Bank or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with the Bank routinely hedge their credit exposure to the Bank consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Bank’s securities, including potentially the Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We expect that delivery of the Notes will be made against payment therefor on or about December 14, 2020, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on any date prior to two business days before delivery should consult their own advisor.

Conflicts of Interest

Because CIBC World Markets Corp. is an affiliate of the Bank and is participating in the distribution of the Notes in this offering as an underwriter, CIBC World Markets Corp. has a “conflict of interest” as defined in FINRA Rule 5120. Consequently, this offering is being conducted in compliance with FINRA Rule 5120. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated investment grade by a nationally recognized statistical rating organization acceptable to FINRA. CIBC World Markets Corp. is not permitted to sell Notes in this offering to accounts over which discretionary control is exercised without the prior specific written authority of the accountholder.

CIBC World Markets Corp. and CIBC World Markets Inc. are wholly-owned subsidiaries of the Bank. By virtue of such relationship, the Bank is a related and connected issuer of CIBC World Markets Inc. under applicable Canadian securities legislation. The decision to distribute the Notes and the determination of the terms of the distribution, including the price of the Notes, were made through negotiations between the Bank on the one hand and the underwriters on the other hand. BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and UBS Securities LLC, joint book-running managers in respect of which the Bank is not a related or connected issuer, have participated in the structuring and pricing of the offering and in the due diligence activities performed by the underwriters for the offering. CIBC World Markets Corp. and CIBC World Markets Inc. will not receive a benefit in connection with this offering, other than their share of the underwriters’ fee payable by the Bank.

Offering Restrictions

This Prospectus Supplement does not constitute an offer of the Notes, directly or indirectly, in Canada or to residents of Canada except in the Province of Ontario by way of resale to the Canadian investment dealer affiliates of BofA Securities, Inc. and CIBC World Markets Corp. Except as provided in the previous sentence, none of the underwriters is registered to sell securities in this offering in any Canadian jurisdiction and, accordingly, each has represented and agreed that it has not offered or sold, directly or indirectly, and that it will not, directly or indirectly, offer, sell or deliver, any of the Notes in or from Canada or to any resident of Canada, provided that the underwriters may, in their discretion, resell such Notes to the Canadian investment dealer affiliates of BofA Securities, Inc. and CIBC World Markets Corp. Each of BofA Securities, Inc. and CIBC World Markets Corp. has also agreed that it will include a comparable provision in any sub-underwriting, banking group or selling group agreement or similar arrangement with respect to the Notes that may be entered into by such underwriter. The Notes offered under this Prospectus Supplement to purchasers outside of Canada are being qualified for sale under the securities laws of the Province of Ontario. The Notes will not be qualified for sale under the securities laws of any province or territory of Canada, other than the Province of Ontario.

European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes:

(a)

a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”);

(b)

an offer includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been or will be prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This Prospectus Supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation and no such offer of Notes made pursuant to any such exemption shall require the Bank to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. This Prospectus Supplement is not a prospectus for the purposes of the Prospectus Regulation.

United Kingdom

Each underwriter has represented and agreed that:

(i)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank; and

(ii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Hong Kong

The Notes may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) and which do not constitute an offer to the public within the meaning of that Ordinance; and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purposes of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong or otherwise is or contains an invitation to the public (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”), and each underwriter will be deemed to represent and agree that it has not offered or sold directly or indirectly, and agrees not to offer or sell the Notes, directly or indirectly, in Japan or to, or for the account or benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, a Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and other applicable laws, regulations and ministerial guidelines promulgates by the relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purpose of this paragraph “Japanese Person” means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan.

Singapore

This Prospectus Supplement has not been registered as a prospectus under the Securities and Futures Act, Chapter 289 of Singapore (“SFA”) by the Monetary Authority of Singapore and the offer of the Notes in Singapore is made primarily pursuant to the exemptions under Sections 274 and 275 of the SFA. Accordingly, this Prospectus Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA (an “Institutional Investor”) pursuant to Section 274 of the SFA, (ii) to an accredited investor as defined in Section 4A of the SFA (an “Accredited Investor”) or other relevant person as defined in Section 275(2) of the SFA (a “Relevant Person”) and pursuant to Section 275(1) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable exemption or provision of the SFA.

It is a condition of the offer that where the Notes are subscribed for or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a Relevant Person which is:

•

a corporation (which is not an Accredited Investor), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an Accredited Investor; or

•	a trust (where the trustee is not an Accredited Investor), the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an Accredited Investor,

the shares, debentures and units of shares and debentures of that corporation and the beneficiaries’ rights and interest (howsoever described) in that trust, shall not be transferred within 6 months after that corporation or that trust has subscribed for or acquired the Notes except:

(i)

to an Institutional Investor, or an Accredited Investor or other Relevant Person, or which arises from an offer referred to in Section 275(1A) of the SFA (in the case of that corporation) or Section 276(4)(i)(B) of the SFA (in the case of that trust);

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Bank has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Republic of Korea

The Notes have not been and will not be registered under the Financial Investment Services and Capital Markets Act and the decrees and regulations thereunder (the “FSCMA”) and the Notes have been and will be offered in Korea as a private placement under the FSCMA. None of the Notes may be offered, sold and delivered directly or indirectly, or offered or sold to any person for re- offering or resale, directly or indirectly, in Korea or to any resident of Korea except as otherwise permitted under the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). For a period of one year from the issue date of the Notes, any acquirer of the Notes who was solicited to buy the Notes in Korea is prohibited from transferring any of the Notes to another person in any way other than as a whole to one transferee. Furthermore, the purchaser of the Notes shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Notes.

Taiwan

The Notes have not been, and will not be, registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”) and/or other regulatory authority of Taiwan pursuant to applicable securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Taiwan Securities and Exchange Act or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan is authorized to offer, sell or distribute or otherwise intermediate the offering of the Notes or the provision of information relating to this Prospectus Supplement.

The Notes may be made available to Taiwan resident investors outside Taiwan for purchase by such investors outside Taiwan for purchase outside Taiwan by investors residing in Taiwan, but may not be issued, offered sold or resold in Taiwan, unless otherwise permitted by Taiwan laws and regulations. No subscription or other offer to purchase the Notes shall be binding on us until received and accepted by us or any underwriter outside of Taiwan (the “Place of Acceptance”), and the purchase/sale contract arising therefrom shall be deemed a contract entered into in the Place of Acceptance.

People’s Republic of China (excluding Hong Kong, Macau and Taiwan)

The Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, or the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by all relevant laws and regulations of the PRC.

This Prospectus Supplement (i) has not been filed with or approved by the PRC authorities and (ii) does not constitute an offer to sell, or the solicitation of an offer to buy, any Notes in the PRC to any person to whom it is unlawful to make the offer of solicitation in the PRC.

The Notes may not be offered, sold or delivered, or offered, sold or delivered to any person for reoffering or resale or redelivery, in any such case directly or indirectly (i) by means of any advertisement, invitation, document or activity which is directed at, or the contents of which are likely to be accessed or read by, the public in the PRC, or (ii) to any person within the PRC, other than in full compliance with the relevant laws and regulations of the PRC.

Investors in the PRC are responsible for obtaining all relevant government regulatory approvals/licenses, verification and/or registrations themselves, including, but not limited to, those which may be required by the China Securities Regulatory Commission, the State Administration of Foreign Exchange and/or the China Banking Regulatory Commission, and complying with all relevant PRC laws and regulations, including, but not limited to, all relevant foreign exchange regulations and/or securities investment regulations.

Switzerland

This Prospectus Supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the Notes will not be listed on the SIX Swiss Exchange. Therefore, this

Prospectus Supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the Notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the Notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Republic of Italy

The offering of the Notes has not been registered pursuant to Italian securities legislation and, accordingly, no Notes may be offered, sold or delivered, nor may copies of the Prospectus Supplement or of any other document relating to the Notes be distributed in the Republic of Italy, except:

(i)

to qualified investors (investitori qualificati), as defined pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and Article 34-ter, first paragraph, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended from time to time (“Regulation No. 11971”); or

(ii)	in other circumstances which are exempted from the rules on public offerings pursuant to Article 100 of the Financial Services Act and Article 34-ter of Regulation No. 11971.

Any offer, sale or delivery of the Notes or distribution of copies of the Prospectus Supplement or any other document relating to the Notes in the Republic of Italy under (i) or (ii) above must:

(a)

be made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007 (as amended from time to time) and Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Act”); and

(b)

comply with any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including the reporting requirements, where applicable, pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time) and/or any other Italian authority.

Please note that in accordance with Article 100-bis of the Financial Services Act, where no exemption from the rules on public offerings applies under (i) and (ii) above, the subsequent distribution of the Notes on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under the Financial Services Act and Regulation No. 11971. Failure to comply with such rules may result in the sale of such Notes being declared null and void and in the liability of the intermediary transferring the financial instruments for any damages suffered by the investors.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Notes will be passed upon, on behalf of the Bank, by Blake, Cassels & Graydon LLP, the Bank’s Canadian counsel, and Mayer Brown LLP, the Bank’s U.S. counsel. Certain legal matters will be passed upon for the underwriters by Allen & Overy LLP, the underwriters’ U.S. counsel.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus:

1.	CIBC’s Annual Information Form dated December 2, 2020, which incorporates by reference portions of CIBC’s Annual Report for the year ended October 31, 2020 (“CIBC’s 2020 Annual Report”);

2.	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2020, together with the auditors’ report for CIBC’s 2020 fiscal year;

3.	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2020 contained in CIBC’s 2020 Annual Report;

4.	CIBC’s Management Proxy Circular dated February 17, 2020 regarding CIBC’s annual meeting of shareholders held on April 8, 2020; and

5.

CIBC’s Forms 6-K filed with the SEC on December 3, 2020 (relating to CIBC’s dividends) and December 3, 2020 (relating to Earnings Coverage on Subordinated Indebtedness and Deposits underlying Capital Trust Securities).

All documents required to be incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and any news releases containing financial information for financial periods more recent than the most recent annual or interim financial statements filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus Supplement and prior to the termination of the distribution of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus; provided that, notwithstanding the foregoing, the auditors’ report prepared in accordance with generally accepted auditing standards in Canada with respect to CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2020 on pages 101 to 104 of CIBC’s 2020 Annual Report shall not be deemed incorporated by reference into this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus Supplement and prior to the distribution of the Notes, shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Short Form Base Shelf Prospectus and the registration statement of which they form a part.

Any statement contained in this Prospectus Supplement, the accompanying Short Form Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the Short Form Base Shelf Prospectus, as the case may be, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Short Form Base Shelf Prospectus.

Short Form Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus constitutes a public offering of those securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the Ontario Securities Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Canadian Imperial Bank of Commerce, Commerce Court, Toronto, Ontario, Canada, M5L 1A2, telephone: (416) 980-3096, and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	July 3, 2019

Canadian Imperial Bank of Commerce

(a Canadian chartered bank)

Commerce Court,

Toronto, Ontario, Canada

M5L 1A2

US$10,000,000,000

Senior Debt Securities (unsubordinated indebtedness)

Subordinated Debt Securities (subordinated indebtedness)

Common Shares

Canadian Imperial Bank of Commerce (“CIBC”, “our” or “we”) may from time to time offer and issue the following securities: (i) unsecured unsubordinated debt securities (the “Senior Debt Securities”) that would constitute deposit liabilities of CIBC for purposes of the Bank Act (Canada) (the “Bank Act”), subject to any bail-in conversion, as discussed below; (ii) unsecured subordinated debt securities that would constitute subordinated indebtedness of CIBC for purposes of the Bank Act (the “Subordinated Debt Securities” and, together with the Senior Debt Securities, the “Debt Securities”); and (iii) common shares (the “Common Shares” and, together with the Debt Securities, the “Securities”).

CIBC is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this short form base shelf prospectus (the “Prospectus”) in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and are subject to Canadian auditing and auditor independence standards, and thus are not comparable to financial statements of United States companies. CIBC maintains its financial books and records, and prepares its consolidated financial statements, in accordance with IFRS as issued by the International Accounting Standards Board.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. The tax consequences for investors who are resident in Canada or are resident in or citizens of the United States may vary depending on their particular situation and the description of such consequences in any applicable Prospectus Supplement (as defined below) may not address all of the consequences that are applicable to those particular situations.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that CIBC is a Canadian bank, that many of its officers and directors, and some of the experts named in this Prospectus, may be residents of Canada and that all or a substantial portion of the assets of CIBC and such persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATORS NOR HAS THE SEC OR ANY STATE SECURITIES REGULATORS PASSED UPON THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Securities offered hereby may be offered separately or together, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). All shelf information and information as to a particular offering that is not included in this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. CIBC may sell up to US$10,000,000,000 in aggregate initial offering price of Securities (or the U.S. dollar equivalent thereof at the time of issuance, if any, if the Securities are denominated in a currency or currency unit other than U.S. dollars) during the 25 month period that this Prospectus, including any amendments hereto, remains valid. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of CIBC or the holder, any exchange or conversion terms and any other specific terms and (ii) in the case of Common Shares, the currency or currency unit for which the Common Shares may be purchased, the number of Common Shares and the offering price.

The Superintendent of Financial Institutions (the “Superintendent”) establishes capital adequacy and total loss absorbency capacity (“TLAC”) requirements for issuances of regulatory capital by banks. These requirements include that all regulatory capital and bail-in instruments must be able to absorb losses in a failed financial institution. In accordance with capital adequacy requirements adopted by the Superintendent, non-common capital instruments, including the Subordinated Debt Securities offered hereby, must include terms providing for the full and permanent conversion of such securities into Common Shares upon the occurrence of certain trigger events relating to financial viability (the “Non-Viability Contingent Capital Provisions”) in order to qualify as regulatory capital. The particular terms and provisions of any Subordinated Debt Securities, including any Non-Viability Contingent Capital Provisions for any such Subordinated Debt Securities that CIBC issues under this Prospectus will be described in one or more Prospectus Supplements relating to such Subordinated Debt Securities.

In addition, under the Canada Deposit Insurance Corporation Act (Canada) (“CDIC Act”), the Canada Deposit Insurance Corporation (“CDIC”), as the resolution authority for banks in Canada, has the power to convert, or cause CIBC to convert, in whole or in part, by means of a transaction or series of transactions and in one or more steps, any shares and liabilities of CIBC that are prescribed under the Bank Recapitalization (Bail-in) Conversion Regulations (the “Bail-in Regulations”) into the Common Shares of CIBC or common shares of CIBC’s affiliates (“Bail-in Conversion”), if the Governor in Council (Canada) makes an order under paragraph 39.13(1)(d) of the CDIC Act in respect of CIBC.

Under the Bail-in Regulations, the following Debt Securities are prescribed to be subject to CDIC’s Bail-in Conversion power (collectively, “Bail-in Instruments”):

(i)

any Senior Debt Security that (a) has a term to maturity of more than 400 days (as determined under the Bail-in Regulations) or is perpetual and (b) has been assigned a Committee on Uniform Security Identification Procedures number, International Securities Identification Number or other similar designation; and

(ii)	any Subordinated Debt Security that is not subject to Non-Viability Contingent Capital Provisions,

provided, in each case, that any such Debt Security is issued (x) on or after September 23, 2018 (the “Effective Day”), or (y) before the Effective Day and the terms thereof are amended after the Effective Day to increase its principal amount or to extend its term to maturity.

Covered bonds, eligible financial contracts, and structured notes, as defined in the Bail-in Regulations, and certain other instruments specified in the Bail-in Regulations are not subject to a Bail-in Conversion.

Under the capital adequacy and TLAC guidelines adopted by the Superintendent, Bail-in Instruments that meet the criteria set out in those guidelines count towards a bank’s required TLAC requirement, which domestic systemically important banks, including CIBC, must satisfy beginning on November 1, 2021.

The Securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada (except in the Province of Ontario).

The Securities may be sold through underwriters or dealers purchasing as principals, through agents designated by CIBC (such underwriters, dealers and agents are collectively referred to in this Prospectus as “Investment Dealers” and individually as an “Investment Dealer”) or by CIBC directly pursuant to applicable statutory exemptions, from time to time. See “Plan of Distribution”. Each Prospectus Supplement will identify each Investment Dealer engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to CIBC and, to the extent applicable, any fees payable to the Investment Dealers. The offerings are subject to approval of certain legal matters on behalf of CIBC. CIBC or its affiliates may use this Prospectus in a market-making transaction in any of these securities offered hereby after their initial sale. Unless CIBC or its agent informs you otherwise in the confirmation of sale, this Prospectus is being used in a market-making transaction.

The head and registered office of CIBC is Commerce Court, Toronto, Ontario M5L 1A2.

References to “$” and “Cdn$” and “dollars” are to Canadian dollars and references to “US$” are to U.S. dollars.

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation. See the “Plan of Distribution” and “Risk Factors” sections of this Prospectus and the applicable Prospectus Supplement. The outstanding Common Shares of CIBC are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”).

The Senior Debt Securities (including any Senior Debt Securities that are Bail-in Instruments if a Bail-in Conversion has not occurred) will be direct unsecured unsubordinated obligations that rank equally and rateably with all of CIBC’s other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law.

The Subordinated Debt Securities will be direct unsecured obligations of CIBC constituting subordinated indebtedness for the purposes of the Bank Act ranking equally and rateably with all of CIBC’s other subordinated indebtedness from time to time outstanding.

The Debt Securities will not constitute deposits that are insured under the CDIC Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Forward-Looking Statements

This Prospectus, including the documents that are incorporated by reference in this Prospectus, contains forward-looking statements within the meaning of certain securities laws. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which CIBC operates and outlook for calendar year 2019 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of CIBC’s risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where CIBC operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organization for Economic Co-operation and Development Common Reporting Standard and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; changes to CIBC’s credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on CIBC’s business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; potential disruptions to CIBC’s information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to CIBC concerning clients and counterparties; the failure of third parties to comply with their obligations to CIBC and its affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations, including increasing Canadian household debt levels and global credit risks; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; CIBC’s ability to attract and retain key employees and executives; CIBC’s ability to successfully execute its strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of an acquisition will not be realized within the expected time frame or at all; and CIBC’s ability to anticipate and manage the risks associated with these factors.

This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. Additional information about these factors can be found in the “Management of risk” sections of CIBC’s 2018 Annual Report and CIBC’s 2019 Second Quarter Report (each as defined herein). These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. Any forward-looking statements contained in this Prospectus represent the views of management only as of the date hereof. CIBC does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.

Available Information

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, CIBC is subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. As a foreign private issuer, CIBC is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and CIBC’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. CIBC’s reports and other information filed with or furnished to the SEC are available, and reports and other information filed or furnished in the future with or to the SEC will be available, from the SEC’s EDGAR System (http://www.sec.gov) as well as from commercial document retrieval services. Any document CIBC files with or furnishes to the SEC may be inspected and, by paying a fee, copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. CIBC’s Common Shares are listed on the NYSE and reports and other information concerning CIBC may be inspected at the offices of the NYSE, 11 Wall Street, 22nd Floor, New York, New York 10005.

CIBC has filed with the SEC, under the U.S. Securities Act of 1933, as amended, a registration statement on Form F-10 (the “Registration Statement”) with respect to the Securities. This Prospectus forms a part of that Registration Statement. This Prospectus does not contain all of the information that is set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to an exhibit to the Registration Statement, if applicable, for a more complete description of the matter, each such statement being qualified in its entirety by such reference. For further information with respect to CIBC and the Securities, reference is made to the Registration Statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

Documents Incorporated by Reference

The following documents, filed with the various securities commissions or similar authorities in Canada, are incorporated by reference into this Prospectus:

(i)

CIBC’s Annual Information Form dated November 28, 2018 (“CIBC’s 2018 AIF”), which incorporates by reference portions of CIBC’s Annual Report for the year ended October 31, 2018 (“CIBC’s 2018 Annual Report”);

(ii)	CIBC’s comparative audited consolidated financial statements for the year ended October 31, 2018, together with the auditors’ report for CIBC’s 2018 fiscal year;

(iii)	CIBC’s Management’s Discussion and Analysis of results of operations for the year ended October 31, 2018 (“CIBC’s 2018 MD&A”) contained in CIBC’s 2018 Annual Report;

(iv)

CIBC’s comparative unaudited interim consolidated financial statements for the three- and six- month periods ended April 30, 2019 contained in CIBC’s Report to Shareholders for the Second Quarter, 2019 (“CIBC’s 2019 Second Quarter Report”);

(v)	CIBC’s Management’s Discussion and Analysis of results of operations for the three- and six- month periods ended April 30, 2019 contained in CIBC’s 2019 Second Quarter Report;

(vi)	CIBC’s Management Proxy Circular dated February 28, 2019 regarding CIBC’s annual meeting of shareholders held on April 4, 2019; and

(vii)

the indenture dated as of September 14, 2010 (the “Base Indenture”), between CIBC and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of April 2, 2019 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”).

All documents required to be incorporated by reference in this Prospectus and any news releases filed by CIBC with the various securities commissions or similar authorities in Canada on or after the date of this Prospectus and during the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. In addition, any documents filed on Form 40-F or furnished on Form 6-K (if and to the extent expressly provided therein) by CIBC with the SEC, after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder, shall be deemed to be incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, if and to the extent indicated therein, we may incorporate by reference in this Prospectus documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

A Prospectus Supplement containing the specific terms in respect of any Securities will be delivered, together with this Prospectus, to purchasers of such Securities and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which such Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

When a new annual information form, annual financial statements and related management’s discussion and analysis are filed by CIBC and, where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous annual financial statements and related management’s discussion and analysis, all interim financial statements and related management’s discussion and analysis, material change reports, information circulars and business acquisitions reports filed by CIBC prior to the commencement of CIBC’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon such new filings of interim financial statements and related management’s discussion and analysis during the term of this Prospectus, the previous interim financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sale of Securities hereunder.

Presentation of Financial Information

CIBC maintains its financial books and records, and prepares its consolidated financial statements, in accordance with IFRS as issued by the International Accounting Standards Board. Pursuant to SEC rules, CIBC is permitted to present its financial statements prepared in accordance with IFRS without a reconciliation to U.S. generally accepted accounting principles.

Additionally, CIBC publishes its consolidated financial statements in Canadian dollars. In this Prospectus and any Prospectus Supplement, currency amounts are stated in Canadian dollars, unless specified otherwise.

Canadian Imperial Bank of Commerce

CIBC is a diversified financial institution governed by the Bank Act. CIBC’s registered and head office is located in Commerce Court, Toronto, Canada, M5L 1A2. CIBC was formed through the amalgamation of The Canadian Bank of Commerce (originally incorporated in 1858) and Imperial Bank of Canada (originally incorporated in 1875).

Additional information with respect to CIBC’s businesses is included in CIBC’s 2018 AIF and CIBC’s 2018 MD&A both of which are incorporated by reference into this Prospectus.

Changes in CIBC’s Consolidated Capitalization

On June 4, 2019, CIBC completed the offering of 10 million Non-cumulative Rate Reset Class A Preferred Shares Series 51 (Non-Viability Contingent Capital (NVCC)) priced at $25.00 per share to raise gross proceeds of $250 million.

Description of Debt Securities

The following describes the material terms of the Debt Securities. The Senior Debt Securities will be issued under the Indenture which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The Subordinated Debt Securities will be issued under an indenture (the “subordinated indenture”), between CIBC and a trustee, the form of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. The Indenture and the subordinated indenture are sometimes referred to in this Prospectus collectively as the “indentures” and each individually as an “indenture.” The specific terms applicable to a particular issuance of Debt Securities and any variations from the terms set forth below will be set forth in the applicable Prospectus Supplement.

The following is a summary of the material terms and provisions of the indentures and the Debt Securities. You should refer to the Indenture and the form of the subordinated indenture and the Debt Securities for complete information regarding the terms and provisions of the indentures and the Debt Securities. The indentures are subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and applicable Canadian trust indenture legislation. The indentures are substantially identical, except for the events of default, which are more limited in the subordinated indenture, and the provisions relating to subordination.

Ranking

Neither the Senior Debt Securities nor the Subordinated Debt Securities will be secured by any of our property or assets or the property or assets of our subsidiaries. Thus, by owning a Debt Security, you are one of our unsecured creditors.

The Senior Debt Securities (including any Senior Debt Securities that are Bail-in Instruments if a Bail-in Conversion has not occurred) will be unsubordinated obligations that rank equally with all of our other unsecured and unsubordinated debt, including deposit liabilities, other than certain governmental claims in accordance with applicable law. The Subordinated Debt Securities will be subordinate in right of payment to all of our “senior indebtedness,” as defined in the subordinated indenture. If an NVCC Automatic Conversion (as defined herein) occurs, or if the Subordinated Debt Securities are not subject to Non-Viability Contingent Capital Provisions and a Bail-in Conversion occurs, the rights, terms and conditions of the Subordinated Debt Securities, including with respect to priority and subordination, will no longer be relevant as all the Subordinated Debt Securities will have been converted into Common Shares which will rank on parity with all other outstanding Common Shares.

In the event we become insolvent, our governing legislation provides that, for so long as a Bail-in Conversion, or a trigger event as contemplated under the specific Non-Viability Contingent Capital Provisions, has not occurred, priorities among payments of our deposit liabilities (including payments in respect of the Senior Debt Securities) and payments of all of our other liabilities (including payments in respect of the Subordinated Debt Securities issued hereunder) are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities. In addition, our right to participate in any distribution of the assets of our banking or non-banking subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of that subsidiary, except to the extent that we may be a creditor of that subsidiary and our claims are recognized. There are legal limitations on the extent to which some of our subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, us or some of our other subsidiaries. Accordingly, the Debt Securities will be structurally subordinated to all existing and future liabilities of our subsidiaries, and holders of Debt Securities should look only to our assets for payments on the Debt Securities.

The Debt Securities will not constitute deposits that are insured under the CDIC Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

General

We may issue as many distinct series of Debt Securities under either indenture as we wish. The provisions of the Indenture and the subordinated indenture allow us not only to issue Debt Securities with terms different from those previously issued under the applicable indenture, but also to “re-open” a previous issue of a series of Debt Securities and issue additional Debt Securities of that series. We may issue Debt Securities in amounts that exceed the total amount specified on the cover of your applicable Prospectus Supplement at any time without your consent and without notifying you. In addition, we may issue additional Debt Securities of any series at any time without your consent and without notifying you. Subject to regulatory capital and TLAC requirements applicable to CIBC, there is no limit on the amount of Senior Debt Securities or Subordinated Debt Securities that CIBC may issue. We may also issue other securities at any time without your consent and without notifying you. The indentures do not limit our ability to incur other indebtedness or to issue other securities, and we are not subject to financial or similar restrictions under the indentures.

This section summarizes the material terms of the Debt Securities that are common to all series, subject to any modifications contained in the applicable Prospectus Supplement. Most of the specific terms of your series will be described in the applicable Prospectus Supplement. The specific terms of your Debt Security as described in the applicable Prospectus Supplement will supplement and, if applicable, may modify or replace the general terms described in this section. If there are any differences between the information in the applicable Prospectus Supplements and this Prospectus, the information in the most recent applicable Prospectus Supplement will control. Accordingly, the statements we make in this section may not apply to your Debt Securities. Because this section is a summary, it does not describe every aspect of the Debt Securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures and the applicable series of Debt Securities, including definitions of certain terms used in the indentures and the applicable series of Debt Securities. In this summary, we describe the meaning of only some of the more important terms. You must look to the indentures or the applicable series of Debt Securities for the most complete description of what we describe in summary form in this Prospectus.

We may issue the Debt Securities as original issue discount securities, which will be offered and sold at a substantial discount below their stated principal amount. An applicable Prospectus Supplement relating to the original issue discount securities will describe U.S. federal and other relevant income tax considerations and other special considerations applicable to them. The Debt Securities may also be denominated in foreign currencies or currency units, as described in more detail in the applicable Prospectus Supplement relating to any of the particular Debt Securities. An applicable Prospectus Supplement relating to specific Debt Securities will also describe any special considerations and any material U.S. and Canadian tax considerations applicable to such Debt Securities, including whether and under what circumstances we will pay additional amounts on or for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem the Debt Securities rather than pay the additional amounts.

When we refer to a series of Debt Securities, we mean a series issued under the indenture pursuant to which the Debt Securities will be issued. Each series of Debt Securities is a single distinct series under the indenture pursuant to which they will be issued and we may issue Debt Securities of each series in such amounts, at such times and on such terms as we wish. The Debt Securities of each series may differ from one another, and from any other series, in their terms, but all Debt Securities of a series together will constitute a single series for all purposes under the indenture pursuant to which they will be issued.

We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable Prospectus Supplement will describe the terms of any series of Debt Securities being offered, including:

•	the title of the series of Debt Securities;

•	any limit on the aggregate principal amount of the series of Debt Securities;

•	the person to whom interest on a Debt Security is payable, if other than the holder on the regular record date;

•	the date or dates on which the series of Debt Securities will mature;

•	the rate or rates (which may be fixed or variable) per annum, at which the series of Debt Securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue;

•	the dates on which such interest, if any, will be payable and the regular record dates for such interest payment dates;

•	the place or places where the principal of, premium, if any, and interest on the Debt Securities is payable;

•	any mandatory or optional sinking funds or similar provisions;

•

if applicable, the date after which, the price at which, the periods within which and the terms and conditions upon which the Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and other detailed terms and provisions of those optional or mandatory redemption provisions or provisions for redemption at our option or the option of the holder, if any;

•	if applicable, the terms and conditions upon which the Debt Securities may be repayable prior to final maturity at the option of the holder thereof (which option may be conditional);

•	the portion of the principal amount of the Debt Securities, if other than the entire principal amount thereof, payable upon acceleration of maturity thereof;

•	if other than denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, the denominations in which the series of Debt Securities will be issuable;

•	the currency of payment of principal, premium, if any, and interest on the series of Debt Securities;

•

if the currency of payment for principal, premium, if any, and interest on the series of Debt Securities is subject to our election or that of a holder, the currency or currencies in which payment can be made and the period within which, and the terms and conditions upon which, the election can be made;

•

whether the Subordinated Debt Securities will be convertible into Common Shares and/or exchangeable for other securities and, if so, the terms and conditions upon which such Subordinated Debt Securities will be so convertible or exchangeable;

•	whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the specific subordination provisions applicable thereto;

•	whether Senior Debt Securities will constitute Bail-in Instruments;

•	any formula or other method used to determine the number of Common Shares to be issued upon the occurrence of an NVCC Automatic Conversion;

•	the applicability of the provisions described under “— Defeasance” below;

•	any event of default under the series of Debt Securities if different from those described under “— Events of Default” below;

•

if the series of Debt Securities will be issuable only in the form of a global Debt Security, the depositary or its nominee with respect to the series of Debt Securities and the circumstances under which the global Debt Security may be registered for transfer or exchange in the name of a person other than the depositary or the nominee; and

•	any other special feature of the series of Debt Securities.

Market-Making Transactions

One or more of our subsidiaries may purchase and resell Debt Securities in market-making transactions after their initial issuance. We may also, subject to applicable law and any required regulatory approval, purchase Debt Securities in the open market or in private transactions to be held by us or cancelled.

Covenants

Except as otherwise provided in the applicable Prospectus Supplement with respect to any series of Debt Securities, we are not restricted by the indentures from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on our capital stock or purchasing or redeeming our capital stock. The indentures do not require the maintenance of any financial ratios or specified levels of net worth or liquidity, nor do they contain any covenants or other provisions that would limit our or our subsidiaries’ right to incur additional indebtedness, enter into any sale and leaseback transaction or grant liens on our or our subsidiaries’ assets. The indentures do not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the Debt Securities upon a change in control or other events that may adversely affect the creditworthiness of the Debt Securities, for example, a highly leveraged transaction, except as otherwise specified in this Prospectus or any applicable Prospectus Supplement.

Mergers and Similar Events

Each of the indentures provide that we are permitted to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets to another entity, as long as the following conditions are met:

•

When we merge, amalgamate, consolidate or otherwise are combined with another entity, or sell or lease substantially all of our assets, the surviving, resulting or acquiring entity is a duly organized entity and is legally responsible for and assumes, either by agreement, operation of law or otherwise, our obligations under such indenture and the Debt Securities issued thereunder.

•

The merger, amalgamation, consolidation, other combination, or sale or lease of assets, must not result in an event of default under such indenture. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specified period of time were disregarded.

If the conditions described above are satisfied, we will not need to obtain the consent of the holders of the Debt Securities in order to merge, amalgamate, consolidate or otherwise combine with another entity or to sell or lease substantially all of our assets.

We will not need to satisfy the conditions described above if we enter into other types of transactions, including:

•	any transaction in which we acquire the stock or assets of another entity but in which we do not merge, amalgamate, consolidate or otherwise combine;

•	any transaction that involves a change of control but in which we do not merge, amalgamate, consolidate or otherwise combine; and

•	any transaction in which we sell less than substantially all of our assets.

It is possible that this type of transaction may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. Holders of Debt Securities, however, will have no approval right with respect to any transaction of this type.

Modification and Waiver of the Debt Securities

There are four types of changes we can make to the indenture and the Debt Securities issued under that indenture.

Changes Requiring Consent of Each Holder. First, there are changes that cannot be made to the indenture or the Debt Securities without the consent of each holder of a series of Debt Securities affected by the change under a particular indenture. Following is a list of those types of changes:

•	change the stated maturity of the principal or reduce the interest on a Debt Security;

•	reduce any amounts due on a Debt Security;

•	reduce the amount of principal payable upon acceleration of the maturity of a Debt Security (including the amount payable on an original issue discount security) following a default;

•	change the currency of payment on a Debt Security;

•	change the place of payment for a Debt Security;

•	impair a holder’s right to sue for payment;

•	impair a holder’s right to require repurchase on the original terms of those Debt Securities that provide a right of repurchase;

•	reduce the percentage of holders of Debt Securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of Debt Securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Consent. The second type of change to the indenture and the Debt Securities is the kind that requires the consent of holders of Debt Securities owning not less than a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect in any material respect holders of the Debt Securities. We may also obtain a waiver of a past default from the holders of Debt Securities owning a majority of the principal amount of the particular series affected. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the Debt Securities described above under “— Changes Requiring Consent of Each Holder” unless we obtain the individual consent of each holder of Debt Securities of the affected series to the waiver.

Changes Not Requiring Consent. The third type of change to the indenture and the Debt Securities does not require the consent by holders of Debt Securities. This type is limited to the issuance of new series of Debt Securities under the indenture, clarifications and certain other changes that would not adversely affect in any material respect the interests of the holders of the Debt Securities of any series.

Modification of Subordination Provisions. The fourth type of change to the indenture and the Debt Securities is the kind that requires the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class. We may not modify the subordination provisions of the subordinated indenture in a manner that would adversely affect in any material respect the outstanding Subordinated Debt Securities of any one or more series without the consent of the holders of a majority of the principal amount of all affected series of Subordinated Debt Securities, voting together as one class.

Further Details Concerning Voting. When seeking consent, we will use the following rules to decide the principal amount to attribute to a Debt Security:

•

For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Debt Securities were accelerated to that date because of a default.

•	For Debt Securities whose principal amount is not known, we will use a special rule for that Debt Security described in the applicable Prospectus Supplement.

•	For Debt Securities denominated in one or more non-U.S. currencies or currency units, we will use the U.S. dollar equivalent.

Debt Securities will not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if we have given a notice of redemption and deposited or set aside in trust for the holders money for the payment or redemption of those Debt Securities. Debt Securities will also not be considered outstanding, and therefore not eligible to vote or take other action under the applicable indenture, if they have been fully defeased as described below under “— Defeasance — Full Defeasance” or if we or one of our affiliates is the beneficial owner of the Debt Securities.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Debt Securities that are entitled to vote or take other action under the applicable indenture. In certain limited circumstances, the Trustee or the trustee under the subordinated indenture, as applicable, will be entitled to set a record date for action by holders. If the Trustee or the trustee under the subordinated indenture, as applicable, or we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Debt Securities of that series on the record date. We or the relevant trustee as applicable, may shorten or lengthen this period from time to time. This period, however, may not extend beyond the 180th day after the record date for the action.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

Special Provisions Related to the Subordinated Debt Securities

The Subordinated Debt Securities will be our direct unsecured obligations constituting subordinated indebtedness for the purpose of the Bank Act and will therefore rank subordinate to our deposits. Holders of Subordinated Debt Securities should recognize that contractual provisions in the subordinated indenture may prohibit us from making payments on these Debt Securities.

If we become insolvent or are wound-up, for so long as a trigger event has not occurred as contemplated under the specific Non-Viability Contingent Capital Provisions or a Bail-in Conversion has not occurred in respect of such Subordinated Debt Securities that are Bail-in Instruments, the Subordinated Debt Securities issued and outstanding under the subordinated indenture will rank equally with, but not prior to, all other subordinated indebtedness and subordinate in right of payment to the prior payment in full of all other indebtedness of CIBC then outstanding, other than liabilities which, by their terms, rank in right of payment equally with or subordinate to the subordinated indebtedness, and in accordance with the terms of such liabilities or such other indebtedness under certain circumstances.

For these purposes, “indebtedness” at any time means:

1.	the deposit liabilities of CIBC at such time; and

2.

all other liabilities and obligations of CIBC to third parties (other than fines or penalties that, pursuant to the Bank Act, are a last charge on the assets of CIBC in the case of insolvency of CIBC and obligations to shareholders of CIBC, as such) which would entitle such third parties to participate in a distribution of CIBC’s assets in the event of the insolvency or winding-up of CIBC.

“Subordinated indebtedness” at any time means:

1.	the liability of CIBC in respect of the principal of and premium, if any, and interest on its outstanding subordinated indebtedness outlined above;

2.

for so long as an NVCC Automatic Conversion has not occurred, any indebtedness which ranks equally with and not prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinated thereto pursuant to the terms of the instrument evidencing or creating the same;

3.

any indebtedness which ranks subordinate to and not equally with or prior to the outstanding subordinated indebtedness, in right of payment in the event of the insolvency or winding-up of CIBC and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all indebtedness to which the outstanding subordinated indebtedness is subordinate in right of payment to at least the same extent as the outstanding subordinated indebtedness is subordinate pursuant to the terms of the instrument evidencing or creating the same; and

4.	the Subordinated Debt Securities, which for so long as an NVCC Automatic Conversion has not occurred, will rank equally to CIBC’s outstanding subordinated indebtedness.

Upon the occurrence of a trigger event as contemplated under the specific Non-Viability Contingent Capital Provisions, each outstanding Subordinated Debt Security will automatically and immediately be converted, on a full and permanent basis, without the consent of the holder thereof, into a number of Common Shares that shall be based on a specified formula or other method used to determine such number of Common Shares to be issued as set out in the indenture and the applicable Prospectus Supplement relating to such Subordinated Debt Securities (an “NVCC Automatic Conversion”).

Defeasance

The following discussion of full defeasance and covenant defeasance will be applicable to each series of Debt Securities that is denominated in U.S. dollars and has a fixed rate of interest and will apply to other series of Debt Securities if we so specify in the applicable Prospectus Supplement.

Full Defeasance. If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from any payment or other obligations on the Debt Securities of a series, called full defeasance, if we put in place the following other arrangements for holders to be repaid:

•

We must deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•

There must be a change in current U.S. federal income tax law or a ruling by the United States Internal Revenue Service that lets us make the above deposit without causing the holders to be taxed on the Debt Securities of that series any differently than if we did not make the deposit and just repaid the Debt Securities of that series ourselves. (Under current U.S. federal income tax law, the deposit and our legal release from the obligations pursuant to the Debt Securities would be treated as though we took back your Debt Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Debt Securities you give back to us.)

•

We must deliver to the Trustee or the trustee under the subordinated indenture, as applicable, a legal opinion of our counsel confirming the tax-law change described above and that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

In the case of the Subordinated Debt Securities, the following requirement must also be met:

•

No event or condition may exist that, under the provisions described under “— Special Provisions Related to the Subordinated Debt Securities” above, would prevent us from making payments of principal, premium or interest on those Subordinated Debt Securities on the date of the deposit referred to above or during the 90 days after that date.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Debt Securities. You could not look to us for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal income tax law, we can make the same type of deposit as described above, and we will be released from the restrictive covenants under the Debt Securities of a series that may be described in the applicable Prospectus Supplement. This is called covenant defeasance. In that event, you would lose the protection of these covenants but would gain the protection of having money and U.S. government, U.S. government agency or U.S. government-sponsored entity notes or bonds set aside in trust to repay the Debt Securities. In order to achieve covenant defeasance, we must do the following:

•

Deposit in trust for the benefit of all holders of the Debt Securities of that series a combination of money and notes or bonds of (i) the U.S. government or (ii) a U.S. government agency or U.S. government-sponsored entity, the obligations of which, in each case, are backed by the full faith and credit of the U.S. government, that will generate enough cash to make interest, principal and any other payments on the Debt Securities of that series on their various due dates.

•

Deliver to the Trustee or the trustee under the subordinated indenture, as applicable, a legal opinion of our counsel confirming that the holders of the Debt Securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If we accomplish covenant defeasance, certain provisions of the indentures and the Debt Securities would no longer apply:

•	Covenants applicable to the series of Debt Securities and described in the applicable Prospectus Supplement.

•	Any events of default relating to breach of those covenants.

If we accomplish covenant defeasance, you can still look to us for repayment of the Debt Securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Debt Securities become immediately due and payable, there may be such a shortfall.

Events of Default

You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection.

What is an Event of Default?

Under the Indenture, the term “event of default” means in respect of any series of Senior Debt Securities any of the following:

•	We do not pay the principal of, or interest on, a Senior Debt Security of that series and, in each case, such default continues for longer than 30 business days.

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the applicable Prospectus Supplement occurs.

Under the subordinated indenture, the term “event of default” in respect of any series of Subordinated Debt Securities means any of the following:

•	We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

•	Any other event of default described in the applicable Prospectus Supplement occurs.

Remedies If an Event of Default Occurs. If an event of default occurs, the Trustee or the trustee under the subordinated indenture, as applicable, will have special duties. In that situation, the Trustee or the trustee under the subordinated indenture, as applicable, will be obligated to use those of their rights and powers under the applicable indenture, and to use the same degree of care and skill in doing so, that a prudent person would use in that situation in conducting his or her own affairs. If an event of default has occurred and has not been cured, the Trustee or the trustee under the subordinated indenture, as applicable, or the holders of at least 25% in principal amount of the Debt Securities of the affected series may declare the entire principal amount of (or, in the case of original issue discount securities, the portion of the principal amount that is specified in the terms of the affected Debt Security) and interest on all of the Debt Securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. The declaration of acceleration of maturity is not, however, an automatic right upon the occurrence of an event of default, and for such acceleration to be effective, the Trustee or the trustee under the subordinated indenture, as applicable, must take the aforementioned action or the holders must direct the Trustee or the trustee under the subordinated indenture, as applicable, to act as described in this section below. Furthermore, a declaration of acceleration of maturity may be cancelled in certain circumstances, but only before a judgment or decree based on the acceleration has been obtained, by the holders of at least a majority in principal amount of the Debt Securities of the affected series. If you are the holder of a Subordinated Debt Security, the principal amount of the Subordinated Debt Security will not be paid and may not be required to be paid at any time prior to the relevant maturity date, except in the event of our insolvency or winding-up. If any provisions of applicable Canadian banking law prohibit the payment of any amounts due under the Debt Securities before a specified time, then the obligation to make such payment shall be subject to such prohibition.

You should read carefully the applicable Prospectus Supplements relating to any series of Debt Securities which are original issue discount securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of original issue discount securities upon the occurrence of an event of default and its continuation.

Except in cases of default in which the Trustee or the trustee under the subordinated indenture, as applicable, has the special duties described above, the Trustee or the trustee under the subordinated indenture, as applicable, is not required to take any action under the indenture at the request of any holders unless the holders offer the Trustee or the trustee under the subordinated indenture, as applicable, reasonable protection from expenses and liability called an indemnity reasonably satisfactory to the Trustee or the trustee under the subordinated indenture, as applicable. If such an indemnity is provided, the holders of a majority in principal amount of the outstanding Debt Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee or the trustee under the subordinated indenture, as applicable. These majority holders may also direct the Trustee or the trustee under the subordinated indenture, as applicable, in performing any other action under the applicable indenture with respect to the Debt Securities of that series.

Before you bypass the Trustee or the trustee under the subordinated indenture, as applicable, and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Debt Securities the following must occur:

•	the holder of the Debt Security must give the Trustee or the trustee under the subordinated indenture, as applicable, written notice that an event of default has occurred and remains uncured;

•

the holders of not less than 25% in principal amount of all outstanding Debt Securities of the relevant series must make a written request that the Trustee or the trustee under the subordinated indenture, as applicable, take action because of such event of default;

•	such holder or holders must offer reasonable indemnity to the Trustee or the trustee under the subordinated indenture, as applicable, against the cost and other liabilities of taking that action;

•	the Trustee or the trustee under the subordinated indenture, as applicable, must have not taken action for 90 days after receipt of the above notice and offer of indemnity; and

•

the Trustee or the trustee under the subordinated indenture, as applicable, has not received any direction from a majority in principal amount of all outstanding Debt Securities of the relevant series that is inconsistent with such written request during such 90-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Debt Security on or after its due date.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE OR THE TRUSTEE UNDER THE SUBORDINATED INDENTURE, AS APPLICABLE, AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

We will give to the relevant trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the Debt Securities issued under it, or else specifying any default.

Form, Exchange and Transfer

Unless we specify otherwise in the applicable Prospectus Supplement, the Debt Securities will be issued:

•	only in fully-registered form;

•	without interest coupons; and

•	in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

If a Debt Security is issued as a registered global Debt Security, only the depositary will be entitled to transfer and exchange the Debt Security as described in this subsection because the depositary will be the sole registered holder of the Debt Security and is referred to below as the “holder.” Those who own beneficial interests in a global Debt Security do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures below under “Legal Ownership and Book-Entry Issuance.”

Holders of Debt Securities issued in fully-registered form may have their Debt Securities broken into more Debt Securities of smaller denominations of not less than US$2,000, or combined into fewer Debt Securities of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

Holders may exchange or register the transfer of Debt Securities at the office of the Trustee or the trustee under the subordinated indenture, as applicable. Debt Securities may be transferred by endorsement. Holders may also replace lost, stolen or mutilated Debt Securities at that office. The Trustee or the trustee under the subordinated indenture, as applicable, acts as our agents for registering Debt Securities in the names of holders and registering the transfer of Debt Securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The Trustee or the trustee under the subordinated indenture, as applicable, may require an indemnity before replacing any Debt Securities.

Holders will not be required to pay a service charge to register the transfer or exchange of Debt Securities, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional agents, they will be named in the applicable Prospectus Supplement. We may cancel the designation of any particular agent. We may also approve a change in the office through which any agent acts.

If the Debt Securities are redeemable and we redeem less than all of the Debt Securities of a particular series, we may block the registration of transfer or exchange of Debt Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

The Trustee

The Trustee or the trustee under the subordinated indenture, as applicable, makes no representation or warranty, whether express or implied, with respect to CIBC or the Debt Securities and other matters described in this Prospectus. The Trustee or the trustee under the subordinated indenture, as applicable, has not prepared or reviewed any of the information included in this Prospectus, except the Trustee or the trustee under the subordinated indenture, as applicable, has consented to the use of its name. Such approval does not constitute a representation or approval by the Trustee or the trustee under the subordinated indenture, as applicable, of the accuracy or sufficiency of any information contained in this Prospectus.

Payment and Paying Agents

We will pay interest to the person listed in the relevant trustee’s records at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Debt Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and will be stated in the applicable Prospectus Supplement. Holders buying and selling Debt Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the Debt Securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the Debt Securities at the office of the paying agent or such other office as may be agreed upon. Holders must make arrangements to have their payments picked up at or wired from that office or such other office as may be agreed upon. We may also choose to pay interest by mailing checks.

BOOK-ENTRY AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS, BROKERS OR OTHER FINANCIAL INSTITUTIONS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

We may also arrange for additional payment offices and may cancel or change these offices, including our use of the relevant trustee’s corporate trust offices. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of Debt Securities.

Notices

We and the Trustee or the trustee under the subordinated indenture, as applicable, will send notices regarding the Debt Securities only to registered holders, using the address as listed in the relevant trustee’s records. With respect to who is a registered “holder” for this purpose, see “Legal Ownership and Book-Entry Issuance.”

Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, holders may look to us for payment and not to the Trustee or the trustee under the subordinated indenture, as applicable, or any other paying agent.

Governing Law; Submission to Jurisdiction

The Indenture is, and the subordinated indenture and the Debt Securities will be, governed by New York law, except that the subordination provisions in the subordinated indenture and certain provisions relating to the status of the Senior Debt Securities under Canadian law and to the bail-in acknowledgment of holders and beneficial owners of Debt Securities in the Indenture will be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. By its acquisition of an interest in any Debt Securities, each holder or beneficial owner of that Debt Security is deemed to attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to actions, suits and proceedings arising out of or relating to the operation of the CDIC Act and the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the Indenture and that Debt Security.

Description of Common Shares

CIBC’s authorized common share capital consists of an unlimited number of Common Shares, without nominal or par value, of which 444,650,308 were outstanding as at April 30, 2019.

The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of CIBC, subject to the preference of holders of preferred shares. A holder of Common Shares is entitled to notice of and to attend all shareholders’ meetings, except meetings at which only holders of a specified class or series of shares are entitled to vote, and for all purposes will be entitled to one vote for each Common Share held. In the event of liquidation, dissolution or winding-up of CIBC, after payment of all outstanding deposits and debts and subject to the preference of any shares ranking senior to the Common Shares, the holders of Common Shares would be entitled to a pro rata distribution of the remaining assets of CIBC. The holders of Common Shares have no pre-emptive, subscription, redemption or conversion rights. The rights, preferences and privileges of the Common Shares are subject to the rights of the holders of preferred shares of CIBC.

The outstanding Common Shares are listed on the TSX and the NYSE under the symbol “CM”.

Legal Ownership and Book-Entry Issuance

In this section, we describe special considerations that will apply to registered Securities issued in global, i.e. book-entry, form. First we describe the difference between registered ownership and indirect ownership of registered Securities. Then we describe special provisions that apply to global Securities.

Who is the Legal Owner of a Registered Security?

Each Security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global Securities representing Securities. We refer to those who have Securities registered in their own names, on the books that we or the Trustee or the trustee under the subordinated indenture, as applicable, maintain for this purpose, as the “registered holders” of those Securities. Subject to limited exceptions, we and the Trustee or the trustee under the subordinated indenture, as applicable, are entitled to treat the registered holder of a Security as the person exclusively entitled to vote, to receive notices, to receive any interest or other payment in respect of the Security and to exercise all the rights and power as an owner of the Security. We refer to those who own beneficial interests in Securities that are not registered in their own names as indirect owners of those Securities. As we discuss below, indirect owners are not registered holders, and investors in Securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners. Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Security in book-entry form only. This means Securities will be represented by one or more global Securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the Securities on behalf of themselves or their customers.

Subject to limited exceptions and applicable law, only the person in whose name a Security is registered is recognized as the holder of that Security. Consequently, for Securities issued in global form, we will recognize only the depositary as the holder of the Securities and we will make all payments on the Securities, including deliveries of any property other than cash, to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the Securities.

As a result, investors will not own Securities directly. Instead, they will own beneficial interests in a global Security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the Securities are issued in global form, investors will be indirect owners, and not registered holders, of the Securities.

Street Name Owners. We may issue Securities initially in non-global form or we may terminate an existing global Security, as described below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” In these cases, investors may choose to hold their Securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those Securities through an account he or she maintains at that institution.

For Securities held in street name, we will, subject to limited exceptions and applicable law, recognize only the intermediary banks, brokers and other financial institutions in whose names the Securities are registered as the holders of those Securities, and we will make all payments on those Securities, including deliveries of any property other than cash, to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold Securities in street name will be indirect owners, not registered holders, of those Securities.

Registered Holders. Subject to limited exceptions, our obligations, as well as the obligations of the Trustee or the trustee under the subordinated indenture, as applicable, and the obligations, if any, of any other third parties employed by us, run only to the registered holders of the Securities. We do not have obligations to investors who hold beneficial interests in global Securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a Security or has no choice because we are issuing the Securities only in global form.

For example, once we make a payment or give a notice to the registered holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose — for example, to amend the indenture for a series of Debt Securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture — we would seek the approval only from the registered holders, and not the indirect owners, of the relevant Securities. Whether and how the registered holders contact the indirect owners is up to the registered holders.

When we refer to “you” in this Prospectus, we mean all purchasers of the Securities being offered by this Prospectus and the applicable Prospectus Supplements, whether they are the registered holders or only indirect owners of those Securities. When we refer to “your Securities” in this Prospectus, we mean the Securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners. If you hold Securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	how it would exercise rights under the Securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the Securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

What is a Global Security?

Unless otherwise noted in the applicable Prospectus Supplement, we will issue each Security in book-entry form only. Each Security issued in book-entry form will be represented by a global Security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any Security for this purpose is called the “depositary” for that Security. A Security will usually have only one depositary but it may have more. Each series of Securities will have one or more of the following as the depositaries:

•	The Depository Trust Company, New York, New York (“DTC”);

•	CDS Clearing and Depository Services Inc. (“CDS”);

•	Euroclear Bank SA/NV (“Euroclear”);

•	Clearstream Banking, société anonyme (“Clearstream”); or

•	any other clearing system or financial institution named in the applicable Prospectus Supplement.

The depositaries named above may also be participants in one another’s systems. Thus, for example, if DTC is the depositary for a global Security, investors may hold beneficial interests in that Security through CDS, Euroclear or Clearstream, as DTC participants. The depositary or depositaries for your Securities will be named in the applicable Prospectus Supplement; if none is named, the depositary will be DTC.

A global Security may represent one or any other number of individual Securities. Generally, all Securities represented by the same global Security will have the same terms. We may, however, issue a global Security that represents multiple Securities of the same kind, such as debt securities that have different terms and are issued at different times. We call this kind of global Security a master global Security. The applicable Prospectus Supplements will not indicate whether your Securities are represented by a master global Security.

A global Security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all Securities represented by a global Security, and investors will be permitted to own only indirect interests in a global Security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose Security is represented by a global Security will not be a holder of the Security, but only an indirect owner of an interest in the global Security.

If the applicable Prospectus Supplement for a particular Security indicates that the Security will be issued in global form only, then the Security will be represented by a global Security at all times unless and until the global Security is terminated. We describe the situations in which this can occur below under “— Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” If termination occurs, we may issue the Securities through another book-entry clearing system or decide that the Securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities. As an indirect owner, an investor’s rights relating to a global Security will be governed by the account rules of the depositary and those of the investor’s bank, broker, financial institution or other intermediary through which it holds its interest (such as CDS, Euroclear or Clearstream, if DTC is the depositary), as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of Securities and instead deal only with the depositary that holds the global Security.

If Securities are issued only in the form of a global Security, an investor should be aware of the following:

•

an investor cannot cause the Securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the Securities, except in the special situations we describe below;

•

an investor will be an indirect holder and must look to his or her own bank, broker or other financial institution for payments on the Securities and protection of his or her legal rights relating to the Securities, as we describe above under “— Who is the Legal Owner of a Registered Security?”;

•	an investor may not be able to sell interests in the Securities to some insurance companies and other institutions that are required by law to own their Securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in a global Security in circumstances in which certificates representing the Securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global Security, and those policies may change from time to time. We and the Trustee or the trustee under the subordinated indenture, as applicable, will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global Security. We do not and the Trustee or the trustee under the subordinated indenture, as applicable, also do not supervise the depositary in any way;

•

the depositary may require that those who purchase and sell interests in a global Security within its book-entry system use immediately available funds and your bank, broker or other financial institution may require you to do so as well; and

•

financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global Securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the Securities, and those policies may change from time to time. For example, if you hold an interest in a global Security through Euroclear or Clearstream, when DTC is the depositary, Euroclear or Clearstream, as applicable, may require those who purchase and sell interests in that Security through them to use immediately available funds and comply with other policies and procedures, including deadlines for giving instructions as to transactions that are to be effected on a particular day. There may be more than one financial intermediary in the chain of ownership for an investor. We and the Trustee or the trustee under the subordinated indenture, as applicable, do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated. If we issue any series of Securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global Securities, any beneficial owner entitled to obtain non-global Securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the Securities. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global Security will be terminated and interests in it will be exchanged for certificates in non-global form representing the Securities it represented. After that exchange, the choice of whether to hold the Securities directly or in street name will be up to the investor. Investors must consult their own banks, brokers or other financial institutions, to find out how to have their interests in a global Security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “— Who is the Legal Owner of a Registered Security?”

The special situations for termination of a global Security are as follows:

•

if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global Security and we do not appoint another institution to act as depositary within 60 days;

•	if we notify the Trustee or the trustee under the subordinated indenture, as applicable, that we wish to terminate that global Debt Security; or

•	if an event of default has occurred with regard to these Debt Securities and has not been cured or waived.

If a global Security is terminated, only the depositary, and neither we nor the Trustee or the trustee under the subordinated indenture, as applicable, for any Securities, is responsible for deciding the names of the institutions in whose names the Securities represented by the global Security will be registered and, therefore, who will be the registered holders of those Securities.

Considerations Relating to DTC

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in DTC participants’ accounts, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and DTC participants are on file with the SEC.

Purchases of Securities within the DTC system must be made by or through DTC participants, who will receive a credit for the Securities on DTC’s records. Transfers of ownership interests in the Securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners.

Redemption notices will be sent to DTC’s nominee, Cede & Co., as the registered holder of the Securities. If less than all of the Securities are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then-current procedures.

In instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the Securities. Under its usual procedures, DTC would mail an omnibus proxy to the Trustee or the trustee under the subordinated indenture, as applicable, as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such Securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Distribution payments on the Debt Securities will be made by the Trustee or the trustee under the subordinated indenture, as applicable, to DTC. DTC’s usual practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participants and not of DTC, the Trustee or the trustee under the subordinated indenture, as applicable, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trustee or the trustee under the subordinated indenture, as applicable, and disbursements of such payments to the beneficial owners are the responsibility of direct and indirect participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. We do not have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Considerations Relating to CDS

CDS is Canada’s national securities clearing and depository services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in Canadian and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies, and may include the underwriters which participate in the distribution of the Securities. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Payments, deliveries, transfers, exchanges, notices and other actions relating to the Securities made through CDS may only be processed through CDS Participants and must be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depository.

CDS is wholly-owned by The Canadian Depositary for Securities Limited, a private corporation in Canada owned by TSX Group Limited, a reporting issuer in Canada. CDS is the clearing house for equity trading on both the TSX and the Montreal stock exchange and also clears a substantial volume of “over-the-counter” trading in equities and bonds.

CDS may be depositary for a global Security. In addition, if DTC is the depositary for a global Security, CDS may, on behalf of CDS Participants, hold an interest in the global Security as a participant in DTC.

As long as any global Security is held by CDS, as depositary, you may hold an interest in the global Security only through an organization that participates, directly or indirectly, in CDS as a CDS Participant. If CDS is the depositary for a global Security and there is no depositary in the United States, you will not be able to hold interests in that global Security through any securities clearance system in the United States.

The information in this section concerning CDS and CDS’s book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. The CDS system could change its rules and procedures at any time. We have no control over this CDS or its participants, and we take no responsibility for their activities. Transactions between CDS or CDS Participants, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Considerations Relating to Euroclear and Clearstream

Euroclear and Clearstream are securities clearing systems in Europe. Both systems clear and settle securities transactions between their participants through electronic, book-entry delivery of securities against payment. Clearstream and Euroclear have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Clearstream and Euroclear customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream and Euroclear is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

Euroclear and Clearstream may be depositaries for a global Security. In addition, if DTC is the depositary for a global Security, Euroclear and Clearstream may hold interests in the global Security as participants in DTC.

As long as any global Security is held by Euroclear or Clearstream, as depositary, you may hold an interest in the global Security only through an organization that participates, directly or indirectly, in Euroclear or Clearstream. If Euroclear or Clearstream is the depositary for a global Security and there is no depositary in the United States, you will not be able to hold interests in that global Security through any securities clearance system in the United States.

The information in this section concerning Euroclear and Clearstream and each of their book-entry systems has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy thereof. Payments, deliveries, transfers, exchanges, notices and other matters relating to the Securities made through Euroclear or Clearstream must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. We have no control over those systems or their participants and we take no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, on one hand, and participants in DTC, on the other hand, when DTC is the depositary, would also be subject to DTC’s rules and procedures.

Special Timing Considerations Relating to Transactions in Euroclear and Clearstream. Investors will be able to make and receive through Euroclear and Clearstream payments, deliveries, transfers, exchanges, notices and other transactions involving any Securities held through those clearing systems only on days when those systems are open for business. These clearing systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S investors who hold their interests in the Securities through these clearing systems and wish to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, on a particular day may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream may need to make special arrangements to finance any purchases or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than would be the case for transactions within one clearing system.

Coverage Ratios

The following ratios are calculated on the basis of amounts derived from our consolidated financial statements prepared in accordance with IFRS for the 12-month periods ended October 31, 2018 and April 30, 2019, respectively, and have been adjusted to reflect repurchases and announced new issuances or redemptions, if any. The ratios reported are not defined by IFRS and do not have any standardized meanings under IFRS and thus may not be comparable to similar measures used by other issuers.

In calculating the pro-forma interest requirements, foreign currency amounts have been converted to Canadian dollars using the October 31, 2018 and April 30, 2019 spot rates of $1.3163 and $1.3395 per U.S. dollar, respectively, for the respective ratios.

In calculating the earnings coverage, non-controlling interests were adjusted to before-tax equivalents using the applicable statutory income tax rates in each of the relevant jurisdictions.

The ratios will be filed quarterly with the applicable securities regulatory authorities.

Earnings Coverage on Subordinated Indebtedness and Deposits underlying Capital Trust Securities

CIBC’s pro-forma interest requirements based on subordinated indebtedness and deposits underlying Capital Trust securities outstanding as at October 31, 2018 and April 30, 2019, respectively, adjusted for repurchases and announced new issues and redemptions, if any, would be $334 million for the 12-month period ending October 31, 2019, and $269 million for the 12-month period ending April 30, 2020.

CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended October 31, 2018, were $7,022 million, which was 21.1 times CIBC’s pro-forma interest requirements, as described above. CIBC’s earnings before income taxes and actual interest requirements on subordinated indebtedness and deposits underlying Capital Trust securities, and net of non-controlling interests, for the 12-month period ended April 30, 2019, were $6,814 million, which was 25.3 times CIBC’s pro-forma interest requirements, as described above.

Plan of Distribution (Conflicts of Interest)

CIBC may sell the Securities (i) through underwriters or dealers; (ii) directly to one or more purchasers pursuant to applicable statutory exemptions; or (iii) through agents. The Securities may be sold in one or more transactions at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any Investment Dealers, the purchase price of such Securities, the proceeds to CIBC from such sale, any underwriting discounts and other items constituting Investment Dealers’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to any Investment Dealer. Only Investment Dealers so named in the applicable Prospectus Supplement are deemed to be Investment Dealers in connection with the Securities offered thereby.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the applicable Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters may be changed from time to time.

The Securities may also be sold directly by CIBC at such prices and upon such terms as agreed to by CIBC and the purchaser or through agents designated by CIBC from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by CIBC to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

CIBC may agree to pay Investment Dealers a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of CIBC. Investment Dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with CIBC to indemnification by CIBC against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such Investment Dealers may be required to make in respect thereof.

In connection with any offering of the Securities (unless otherwise specified in the applicable Prospectus Supplement), the Investment Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Securities offered under this Prospectus have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and, unless otherwise provided in the Prospectus Supplement relating to a particular issue of Securities, will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada (except in the Province of Ontario).

There is currently no market through which the Debt Securities offered hereunder may be sold and purchasers may not be able to resell such Debt Securities purchased under this Prospectus. This may affect the pricing of such Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Debt Securities, and the extent of issuer regulation.

Market Making Resales by Affiliates

This Prospectus may be used by CIBC World Markets Corp. in connection with offers and sales of the Securities in market-making transactions. In a market-making transaction, CIBC World Markets Corp. may resell a Security it acquires from other holders, after the original offering and sale of the Security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, CIBC World Markets Corp. may act as principal or agent, including as agent for the counterparty in a transaction in which CIBC World Markets Corp. acts as principal, or as agent for both counterparties in a transaction in which CIBC World Markets Corp. does not act as principal. CIBC World Markets Corp. may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of CIBC may also engage in transactions of this kind and may use this Prospectus for this purpose. These affiliates may include, among others, CIBC World Markets Inc. The Securities to be sold in market-making transactions include securities to be issued after the date of this Prospectus, as well as securities previously issued. CIBC does not expect to receive any proceeds from market-making transactions. CIBC does not expect that CIBC World Markets Corp. or any other affiliate that engages in these transactions will pay any proceeds from its market-making resales to CIBC. Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale. Unless CIBC or an agent informs you in your confirmation of sale that your Security is being purchased in its original offering and sale, you may assume that you are purchasing your Security in a market-making transaction.

Conflicts of Interest

To the extent an initial offering of the Securities will be distributed by an affiliate of CIBC, each such offering of Securities will be conducted in compliance with the requirements of Rule 5121 of the U.S. Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of securities of an affiliate, and applicable Canadian securities laws. No affiliate of CIBC nor any other FINRA member participating in an initial offering of Securities that has a conflict of interest will confirm initial sales to any discretionary accounts over which it has authority without prior specific written approval of the customer. In the event that any FINRA member participates in a public offering of these Securities the underwriting discounts and commissions on such Securities sold in the initial distribution will not exceed 8% of the offering proceeds.

Prior Sales and Trading Price and Volume

Prior sales will be provided as required in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

Trading prices and volume of CIBC’s securities will be provided for all of CIBC’s issued and outstanding Common Shares and preferred shares in each Prospectus Supplement to this Prospectus relating to the offering of Common Shares and Subordinated Debt Securities.

Risk Factors

Investment in the Securities is subject to various risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Securities, investors should consider carefully the risks set out herein and incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Prospective purchasers should consider the categories of risks identified and discussed or incorporated by reference in CIBC’s 2018 AIF and CIBC’s 2018 MD&A including credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk and those related to general economic conditions.

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds to CIBC from the sale of the Securities will be added to the general funds of CIBC.

Limitations on Enforcement of U.S. Laws Against CIBC, its Management and Others

CIBC is a Canadian chartered bank. Many of its directors and executive officers, including many of the persons who signed the Registration Statement, of which this Prospectus forms a part, and some of the experts named in this document, reside outside the United States, and a substantial portion of CIBC’s assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for United States investors to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for United States investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

CIBC has been advised by Blake, Cassels & Graydon LLP, its Canadian counsel, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the forum in which the United States proceedings occur such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive and for a sum certain; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. CIBC has been advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Canadian court within any applicable limitation period; (ii) the Canadian Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Canadian court will render judgment only in Canadian dollars; and (iv) an action in the Canadian court on the United States judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under the law of the applicable Canadian province would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to the public policy of the applicable Canadian province or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

Enforcement of Judgments Obtained in Canada Against Foreign Persons

Nanci E. Caldwell, Michelle L. Collins, Christine E. Larsen and Barry L. Zubrow (each a director of CIBC resident outside of Canada), have each appointed Michelle Caturay, CIBC, Commerce Court, Toronto, Canada, M5L 1A2, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

Legal Matters

Unless otherwise specified in a Prospectus Supplement, certain legal matters under Canadian law relating to the Securities offered by a Prospectus Supplement will be passed upon on behalf of CIBC by Blake, Cassels & Graydon LLP. As at the date hereof, partners and associates of Blake, Cassels & Graydon LLP, beneficially owned, directly or indirectly, less than 1% of any issued and outstanding securities of CIBC or any associates or affiliates of CIBC. Certain legal matters in connection with the offering relating to United States law will be passed upon on behalf of CIBC by Mayer Brown LLP.

Documents Filed as Part of the Registration Statement

The following documents have been filed with the SEC either separately or as exhibits to the Registration Statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”, certain portions of CIBC’s 2018 Annual Report which portions are incorporated by reference into CIBC’s 2018 AIF and are listed on page 3 of CIBC’s 2018 AIF; the consent of Ernst & Young LLP; powers of attorney from directors and officers of CIBC; the Indenture and the form of subordinated indenture relating to the Debt Securities; and the statements of eligibility of the Trustee on Form T-1.

US$ 1,350,000,000

Canadian Imperial Bank of Commerce

$600,000,000 Floating Rate Senior Notes due 2023

$750,000,000 0.500% Senior Notes due 2023

Prospectus Supplement

December 7, 2020

Joint Book-Running Managers

BofA Securities

CIBC Capital Markets

Citigroup

J.P. Morgan

UBS Investment Bank

Co-Managers

BNP PARIBAS

Barclays

Credit Suisse

Deutsche Bank Securities

HSBC

Wells Fargo Securities